AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1996
                                                      Registration No. 33-07723

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------
                            F&M NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

           VIRGINIA                               6711                     54-0857462
(State or other jurisdiction of       (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)         Classification Code Number)      Identification No.)

                            ------------------------
                                38 ROUSS AVENUE
                           WINCHESTER, VIRGINIA 22601
                                 (540) 665-4200
       (Address, including zip code, and telephone number, including area code of registrant's principal executive office)
                            ------------------------
                                ALFRED B. WHITT
                      Senior Vice President and Secretary
                            F&M National Corporation
                                38 Rouss Avenue
                           Winchester, Virginia 22601
                                 (540) 665-4200
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                            ------------------------
                                   COPIES TO:
George P. Whitley, Esq.                          David H. Baris, Esq.
LeClair Ryan, A Professional Corporation         Kennedy & Baris, L.L.P.
707 East Main Street, 11th Floor                 4719 Hampden Lane, Suite 300
Richmond, Virginia 23219                         Bethesda, Maryland  20814
                            ------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

                            ------------------------
                        CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE         PROPOSED MAXIMUM          PROPOSED MAXIMUM             AMOUNT OF
        TO BE REGISTERED            REGISTERED (1)   OFFERING PRICE PER SHARE   AGGREGATE OFFERING PRICE(2)   REGISTRATION FEE


  Common Stock, $2.00 par value      1,816,712                   N/A                 $27,841,400                 $9,601

(1)  The estimated maximum number of shares to be issued.
(2) Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rule 457(f)(1) based upon: 1,748,813 shares of Allegiance Common Stock outstanding; 187,980 shares Allegiance Common Stock issuable upon the exercise of outstanding stock options and warrants; and a market value of Allegiance Common Stock as of July 2, 1996 of $14.375 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            F&M NATIONAL CORPORATION

                             CROSS-REFERENCE SHEET
             PURSUANT TO RULE 404(a) OF THE SECURITIES ACT AND ITEM
               501(b) OF REGULATION S-K, SHOWING THE LOCATION OR
                 HEADING IN THE PROSPECTUS AND PROXY STATEMENT
               OF THE INFORMATION REQUIRED BY PART I OF FORM S-4

              FORM S-4                                                                         LOCATION OR HEADING IN
       ITEM NUMBER AND CAPTION                                                             PROSPECTUS AND PROXY STATEMENT
A.       Information About the Transaction
         1.       Forepart of the Registration Statement and
                  Outside Cover Page of Prospectus                     Cover Page of Registration Statement; Outside Front Cover
                                                                       Page of Proxy Statement/Prospectus
         2.       Inside Front and Outside Back Cover Pages of
                  Prospectus                                           Available Information; Incorporation of Certain Information
                                                                       by Reference; Table of Contents

         3.       Risk Factors, Ratio of Earnings to Fixed
                  Charges and Other Information                        Summary; Comparative Per Share Information; Selected
                                                                       Financial Data; Recent Financial Data; The Special Meeting;
                                                                       The Merger; Market Prices and Dividends; Allegiance Banc
                                                                       Corporation
         4.       Terms of the Transaction                             Summary; The Merger; Comparative Rights of Shareholders;
                                                                       Description of F&M Capital Stock
         5.       Pro Forma Financial Information                      Not Applicable

         6.       Material Contacts with the Company
                  Being Acquired                                       Summary; The Merger--Background of and Reasons for the
                                                                       Merger, --Interests of Certain Persons in the Merger
         7.       Additional Information Required for
                  Reoffering by Persons and Parties
                  Deemed to be Underwriters                            Not Applicable
         8.       Interests of Named Experts and Counsel               Experts; Legal Opinions
         9.       Disclosure of Commission Position on
                  Indemnification for Securities Act
                  Liabilities                                          Not Applicable

B.       Information About the Registrant
         10.      Information with Respect to S-3 Registrants          Incorporation of Certain Information by Reference; Summary;
                                                                       Market Prices and Dividends; Business of F&M; Description of
                                                                       F&M Capital Stock
         11.      Incorporation of Certain Information by
                  Reference                                            Incorporation of Certain Information by Reference
         12.      Information with Respect to S-2 or S-3
                  Registrants                                          Not Applicable
         13.      Incorporation of Certain Information by
                  Reference                                            Not Applicable
         14.      Information with Respect to Registrants Other
                  Than S-3 or S-2 Registrants                          Not Applicable

              FORM S-4                                                                         LOCATION OR HEADING IN
       ITEM NUMBER AND CAPTION                                                             PROSPECTUS AND PROXY STATEMENT
C.       Information About the Company Being Acquired
         15.      Information with Respect to S-3 Companies            Not Applicable

         16.      Information with Respect to S-2 or S-3
                  Companies                                            Incorporation of Certain Information by Reference; Summary;
                                                                       Comparative Per Share Information; Selected Financial Data;
                                                                       Recent Financial Data; Market Prices and Dividends;
                                                                       Allegiance Banc Corporation

         17.      Information with Respect to Companies Other
                  Than S-3 or S-2 Companies                            Not Applicable

D.       Voting and Management Information
         18.      Information if Proxies, Consents or
                  Authorizations are to be Solicited                   Incorporation of Certain Information by Reference; Summary;
                                                                       The Special Meeting; The Merger
         19.      Information if Proxies, Consents or
                  Authorizations are not to be Solicited or
                  in an Exchange Offer                                 Not Applicable

                                August __, 1996

Dear Fellow Shareholders:

         Enclosed you will find notice of a Special Meeting of Shareholders of Allegiance Banc Corporation ("Allegiance") to be held at the Main Office of Allegiance Bank, N.A., at 4719 Hampden Lane, Bethesda, Maryland on Friday, September 27, 1996 at 10:00 a.m.

         The purpose of the meeting is limited to consideration of and voting on the Agreement and Plan of Reorganization, dated as of April 22, 1996, and a related Plan of Merger (collectively, the "Merger Agreement") between Allegiance and F&M National Corporation ("F&M"). Based in Winchester, Virginia, F&M is a bank holding company with $2.1 billion in total assets at March 31, 1996 and twelve affiliated banks in Virginia and West Virginia.

         Under the Merger Agreement, each share of Allegiance common stock will be exchanged for shares of F&M common stock whose aggregate market value equals $15.00, and cash in lieu of any fractional share. In addition, a representative from our Board, Leonard L. Abel, will be appointed by F&M to its Board of Directors upon consummation of the merger. F&M common stock is traded on the New York Stock Exchange under the symbol "FMN." It is anticipated that the merger will become effective during the latter part of the third quarter or early part of the fourth quarter of this year.

         Your Board of Directors has retained the investment banking firm of Scott & Stringfellow, Inc. to act as its financial advisor in connection with this transaction. As discussed in the accompanying Proxy Statement/Prospectus, Scott & Stringfellow has delivered its written opinion that, as of this date, the terms of the Merger Agreement are fair from a financial point of view to our shareholders.

         Allegiance shareholders will not recognize gain or loss for federal income tax purposes to the extent F&M common stock is received in the merger in exchange for Allegiance common stock, although the receipt of cash in lieu of fractional shares will be taxable. Details of the proposed transaction with F&M are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the transaction with F&M requires the affirmative vote of at least a majority of the outstanding shares of Allegiance common stock.

         Your Board of Directors has unanimously approved the Merger Agreement and the transaction with F&M and believes that they are in the best interests of Allegiance and its shareholders. Accordingly, the Board unanimously recommends that you VOTE FOR the Merger Agreement.

         WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

         Thank you for your consideration of this matter.

                                Sincerely yours,



      LEONARD L. ABEL                                     RONALD D. PAUL
      Chairman of the Board                               President

                          ALLEGIANCE BANC CORPORATION
                               BETHESDA, MARYLAND
                           -------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                               SEPTEMBER 27, 1996
                           -------------------------

         A Special Meeting of Shareholders of Allegiance Banc Corporation ("Allegiance") will be held on Friday, September 27, 1996 at 10:00 a.m., at the Main Office of Allegiance Bank, N.A. located at 4719 Hampden Lane, Bethesda, Maryland for the following purposes:

         1. To approve the Agreement and Plan of Reorganization, dated as of April 22, 1996, between Allegiance and F&M National Corporation ("F&M") and a related Plan of Merger (collectively, the "Merger Agreement"), providing for the merger of Allegiance with and into F&M upon the terms and conditions therein, including, among other things, that each issued and outstanding share of Allegiance common stock will be exchanged for shares of F&M common stock with an aggregate market value equal to $15.00, with cash being paid in lieu of issuing fractional shares. The Merger Agreement is enclosed as Appendix I to the accompanying Proxy Statement/Prospectus.

         2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         The Board of Directors has fixed July 31, 1996, as the record date for the Special Meeting, and only holders of record of Allegiance common stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

         Allegiance shareholders will not be entitled to exercise dissenters' rights of appraisal in connection with the Merger.

                                       By Order of the Board of Directors



                                       Michele Midlo
                                       Corporate Secretary

August ___, 1996

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

THE BOARD OF DIRECTORS OF ALLEGIANCE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE MERGER AGREEMENT.

                          ALLEGIANCE BANC CORPORATION
                                PROXY STATEMENT

                            F&M NATIONAL CORPORATION
                                   PROSPECTUS

         This Proxy Statement/Prospectus is being furnished to shareholders of Allegiance Banc Corporation ("Allegiance") in connection with the solicitation of proxies by the Board of Directors of Allegiance for use at its Special Meeting of Shareholders (the "Special Meeting") to be held on September 27, 1996, and any postponements or adjournments thereof.

         At the Special Meeting, shareholders will be asked to approve an Agreement and Plan of Reorganization, dated as of April 22, 1996, between Allegiance and F&M National Corporation, a bank holding company based in Winchester, Virginia ("F&M"), and a related Plan of Merger (collectively, the "Merger Agreement") providing for the merger of Allegiance with and into F&M (the "Merger") and the exchange of common stock of Allegiance ("Allegiance Common Stock") for the common stock of F&M ("F&M Common Stock"). Upon consummation of the Merger, each outstanding share of Allegiance Common Stock will be converted into and exchanged for shares of F&M Common Stock with an aggregate market value equal to $15.00. Cash will be paid in lieu of fractional shares. Allegiance shareholders will not be entitled to exercise dissenters' rights of appraisal in connection with the Merger. A copy of the Merger Agreement is included as Appendix I hereto.

         Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the New York Stock Exchange (the "NYSE") for each of the ten full trading days ending on the second day prior to the effective date of the Merger (the "Average Closing Price"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of Allegiance Common Stock will then be determined by dividing $15.00 by the Average Closing Price. Accordingly, the exchange ratio will not, except as described below, be determined until the effective date of the Merger. The Merger Agreement includes a price adjustment provision designed to address the situation in which the market value of F&M Common Stock increases as a result of certain agreements or proposals relating to the acquisition of control, or announcements of proposals relating to the acquisition of control, of F&M, which would thereby reduce the number of shares of F&M Common Stock that would otherwise be issued to Allegiance shareholders. In that event, the exchange ratio would be fixed using the average closing price of F&M Common Stock for each of the ten full trading days immediately preceding the public announcement of the proposed transaction. See "The Merger - Terms of the Merger." F&M is not aware of any plan or intention of any person or entity to acquire control of F&M.

         Scott & Stringfellow, Inc. ("Scott & Stringfellow") has rendered its opinion, updated to the date hereof, that the terms of the Merger are fair to Allegiance's shareholders from a financial point of view. See "The Merger - Opinion of Financial Advisor."

         THE BOARD OF DIRECTORS OF ALLEGIANCE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE PROPOSAL.

                                                (continued on following page)


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY NOR HAS THE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The date of this Proxy Statement/Prospectus is August__, 1996.

         This Proxy Statement/Prospectus also constitutes a prospectus of F&M covering up to approximately 1,816,712 shares of F&M Common Stock to be issued to shareholders of Allegiance in connection with the Merger. The outstanding shares of F&M Common Stock are, and the shares offered hereby will be, listed on the NYSE and traded under the symbol "FMN." The closing price of F&M Common Stock on the NYSE on August 7, 1996 was $18.25.

         This Proxy Statement/Prospectus is first being mailed to shareholders of Allegiance on or about August 12, 1996.

         THE SHARES OF F&M COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                             AVAILABLE INFORMATION

         F&M and Allegiance are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information with respect to F&M may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and with respect to Allegiance may be inspected at the office of the National Association of Securities Dealers Stock Market, Report Section, 1735 K Street, N.W., Washington, D.C. 20006. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which have been filed by F&M with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to F&M Common Stock and to which reference is hereby made for further information.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO F&M OR ALLEGIANCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST DIRECTED TO F&M'S SECRETARY, 38 ROUSS AVENUE, P.O. BOX 2800, WINCHESTER, VIRGINIA 22604; TELEPHONE NUMBER (540) 665-4200 OR UPON WRITTEN OR ORAL REQUEST DIRECTED TO ALLEGIANCE'S SECRETARY, 4719 HAMPDEN LANE, BETHESDA, MARYLAND 20814; TELEPHONE NUMBER (301) 656-5300. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, THE REQUEST SHOULD BE MADE BY __________________, 1996.

         The information contained in this Proxy Statement/Prospectus relating to F&M has been supplied by F&M, and the information relating to Allegiance has been supplied by Allegiance.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS OR GIVE ANY INFORMATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN AND, IF MADE OR GIVEN, SUCH REPRESENTATION OR INFORMATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALLEGIANCE OR F&M. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OF ANY SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALLEGIANCE OR F&M SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission by F&M (File No. 0-05929) under the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus: (i) F&M's Annual Report on Form 10-K for the year ended December 31, 1995, the consolidated financial statements and certain other information therein having been superseded by the consolidated financial statements and certain other information for the year ended December 31, 1995 that are included in F&M's current Report on Form 8-K, dated July 2, 1996, to reflect F&M's acquisition of FB&T Financial Corporation; (ii) F&M's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and (iii) F&M's Current Reports on Form 8-K, dated April 11, April 22, May 9, 1996 and July 2, 1996.

         All documents filed by F&M pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein.

         The following documents filed with the Commission by Allegiance (File No. 0-16706) under the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus: (i) Allegiance's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) Allegiance's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (iii) Allegiance's Current Report on Form 8-K, dated April 22, 1996; (iv) all other reports filed by Allegiance pursuant to
Section 13(a) or 15(d) of the Exchange Act since the end of the year covered in its Annual Report referred to in (i) above; and (v) the following portions of Allegiance's 1995 Annual Report to Shareholders included as Appendix IV hereto:

                                                                                              PAGE NUMBER IN
                                                                                               ANNUAL REPORT
Selected Financial Data - Five Years Ended December 31, 1995............................             3
Quarterly Summary of Operations - Two Years Ended December 31, 1995.....................            24
Management's Discussion and Analysis of Financial Condition and
    Results of Operations...............................................................          6 - 10
Market Price of Common Stock, Dividend Information and Related Shareholder Matters......            10

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

         Also incorporated by reference herein is the Merger Agreement, which is included as Appendix I to the Proxy Statement/Prospectus.

                               TABLE OF CONTENTS

Available Information.................................................
Incorporation of Certain Information by Reference.....................
Summary...............................................................
Comparative Per Share Information.....................................
Selected Financial Data...............................................
Recent Financial Data.................................................
The Special Meeting...................................................
The Merger............................................................
Market Prices and Dividends...........................................
Allegiance Banc Corporation...........................................
Business of F&M ......................................................
Comparative Rights of Shareholders....................................
Description of F&M Capital Stock......................................
Experts...............................................................
Legal Opinions........................................................
Other Matters.........................................................


APPENDICES
         I        Agreement and Plan of Reorganization and Plan of Merger
         II       Stock Option Agreement
         III      Opinion of Scott & Stringfellow, Inc.
         IV       Allegiance's 1995 Annual Report to Shareholders
         V        Allegiance's Form 10-Q for the quarter ended March 31, 1996

                                    SUMMARY


         The following summary is not intended to be complete description of all material facts regarding F&M, Allegiance and the matters to be considered at the Special Meeting and is qualified in all respects by the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus including the Appendices hereto and the documents incorporated herein by reference.


THE PARTIES

         F&M. F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has twelve subsidiary banks (the "Subsidiary Banks") that operate 89 banking offices which offer a full range of banking services principally to individuals and to small and medium sized businesses in the Shenandoah Valley of Virginia, central and northern Virginia and the eastern panhandle of West Virginia. F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired fifteen banks, which have expanded its market area and increased its market share in Virginia and West Virginia. At March 31, 1996, F&M had total assets of $2.1 billion, total deposits of $1.8 billion and total shareholders' equity of $211.9 million. F&M's principal executive offices are located at 38 Rouss Avenue, Winchester, Virginia 22601, and its telephone number is (540) 665-4200. See "Selected Financial Data," "Recent Financial Data" and "Business of F&M."

         F&M Common Stock is listed for trading on the NYSE under the symbol "FMN."

         ALLEGIANCE. Allegiance is a one bank holding company that serves as the parent company for Allegiance Bank, N.A. ("Allegiance Bank"). Allegiance Bank, a locally oriented national banking association based in Bethesda, Maryland, provides commercial and consumer banking services through seven full-service banking offices to customers in central and eastern Montgomery County and in northern Prince George's County, Maryland. At March 31, 1996, Allegiance had total assets of $138.1 million, total deposits of $112.7 million, and total shareholders' equity of $12.0 million. The principal executive offices of Allegiance are located at 4719 Hampden Lane, Bethesda, Maryland 20814 and its telephone number is (301) 656-5300. See "Selected Financial Data," "Recent Financial Data" and "Allegiance Banc Corporation." For additional information concerning Allegiance, the Allegiance's 1995 Annual Report to Shareholders and Form 10-Q for the quarter ended March 31, 1996 that are included as Appendices IV and V, respectively, to this Proxy Statement/Prospectus.

         Allegiance Common Stock is traded on the Nasdaq National Market under the symbol "ALLG."

THE SPECIAL MEETING

         TIME, PLACE AND PURPOSE. The Special Meeting will be held on September 27, 1996 at 10:00 a.m. at the Main Office of Allegiance located at 4719 Hampden Lane, Bethesda, Maryland 20814. At the Special Meeting, Allegiance shareholders will be asked to consider and vote upon a proposal to approve the Merger Agreement, attached hereto as Appendix I.

         RECORD DATE. Only holders of record of Allegiance Common Stock at the close of business on July 31, 1996 (the "Record Date"), will be entitled to notice of and to vote at the Special Meeting. At the record date, there were 672 holders of record of the 1,748,813 shares of Allegiance Common Stock then outstanding and entitled to vote at the Special Meeting. See "The Special Meeting."

THE MERGER

         Allegiance and F&M have entered into an Agreement and Plan of Reorganization and related Plan of Merger dated as of April 22, 1996 (collectively, the "Merger Agreement") pursuant to which Allegiance will be merged with and into F&M (the "Merger"). In connection with the Merger, each outstanding share of Allegiance Common Stock at the Effective Date will automatically and without further action be exchanged for the number of shares of F&M Common Stock having an aggregate market value of $15.00 per share. As a result of the Merger, F&M will serve as the parent bank holding company for Allegiance Bank, which will continue to carry on its banking business in substantially the same manner as before the Merger.

         At the Effective Date of the Merger, each outstanding share of Allegiance Common Stock will be exchanged for shares of F&M Common Stock with an aggregate market value equal to $15.00, with cash paid in lieu of any fractional shares. Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the NYSE for each of the ten full trading days ending on the second day prior to the Effective Date of the Merger (the "Average Closing Price"). The number of shares of F&M Common Stock for which each outstanding share of Allegiance Common Stock will be exchanged will be established at the Effective Date by dividing $15.00 by the Average Closing Price (the "Exchange Ratio").

         The Merger Agreement includes an adjustment provision for the Exchange Ratio designed to address the situation in which the market value of F&M Common Stock increases in the unanticipated event of a proposed acquisition of F&M which would thereby reduce the number of shares of F&M Common Stock that would otherwise be issued to Allegiance shareholders. Accordingly, in the event: (a) F&M shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or
(iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (b) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Exchange Ratio will thereupon be fixed using the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of a transaction or event described in either
(a) or (b). F&M is not aware of any plan or intention of any person or entity to acquire control of F&M.

         There is no minimum number of shares of F&M Common Stock which must be issued in connection with the Merger in exchange for shares of Allegiance Common Stock. Allegiance has no right to terminate the Merger or to obtain an adjustment of the consideration to be received solely as a result of a decrease in the Exchange Ratio below a specified level. Similarly, there is no maximum number of shares of F&M Common Stock which may be issued in connection with the Merger, and F&M has no right to terminate the Merger or obtain an adjustment in the consideration to be paid to Allegiance shareholders solely as a result of an increase in the Exchange Ratio above a specified level. See "The Merger - Terms of the Merger."

         The Merger Agreement also provides for the adjustment of the Exchange Ratio to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to the F&M Common Stock occurring during the period for determination of the Exchange Ratio. At the Effective Date, Allegiance's obligations with respect to outstanding employee options granted under its Employee Stock Option Plans and outstanding warrants held by directors of Allegiance and Allegiance Bank will be assumed by F&M, and each stock option and director warrant outstanding at the Effective Date will become the right to receive, upon payment by the holder of the adjusted exercise price, that number of shares of F&M Common Stock which such person would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares. Shares of F&M Common Stock received by holders of Allegiance stock options and warrants will be subject to the same holding periods or other restrictions, if any, to which they would be otherwise subject. See "The Merger - Terms of the Merger" and "Interests of Certain Persons in the Merger."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF ALLEGIANCE

         The Board of Directors of Allegiance has unanimously approved the Merger and the Merger Agreement. The Board of Directors believes that the Merger is fair to and in the best interests of the shareholders of Allegiance and recommends that shareholders VOTE FOR the Merger and the Merger Agreement. See "The Merger Background of and Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR

         The Board of Directors of Allegiance has retained Scott & Stringfellow, an investment banking firm experienced in the valuation of financial institutions and their securities in connection with merger and acquisition transactions, to act as its financial advisor in connection with the Merger. Scott & Stringfellow has rendered its opinion that the terms of the Merger are fair from a financial point of view to the Allegiance shareholders. The full text of Scott & Stringfellow's opinion, including the assumptions made and other matters considered and limitations on the review undertaken, updated to the date hereof, is set forth as Appendix III to this Proxy Statement/Prospectus. Shareholders are urged to read and consider the opinion in its entirety. See "The Merger - Opinion of Financial Advisor."

VOTE REQUIRED

         Approval of the Merger requires the affirmative vote of the holders of at least a majority of the shares of Allegiance Common Stock outstanding at the Record Date. As of the Record Date, directors and executive officers of Allegiance and their affiliates beneficially owned 341,044 shares of Allegiance Common Stock, or approximately 19.5% of the shares of Allegiance Common Stock outstanding on such date (exclusive of shares of Allegiance Common Stock subject to options and warrants). The directors and executive officers of Allegiance have indicated their intention to vote their shares of Allegiance Common Stock in favor of the Merger. See "The Allegiance Special Meeting - Vote Required."

         A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

EFFECTIVE DATE

         The Merger will become effective at the date and time set forth on the Certificates of Merger issued by the Virginia State Corporation Commission (the "Effective Date") and filed with the Delaware Secretary of State. The Effective Date will occur as soon as practicable, and in any event, unless the parties otherwise agree, within fifteen days following the date that all conditions specified in the Merger Agreement have been satisfied or waived. The Merger is expected to be made effective on or about October 1, 1996. F&M and Allegiance each has the right, acting unilaterally, to terminate the Merger Agreement should the Merger not be consummated by January 15, 1997. See "The Merger - The Effective Date."

DISTRIBUTION OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each Allegiance shareholder a letter of transmittal and instructions for use in order to surrender the certificates representing shares of Allegiance Common Stock in exchange for certificates representing shares of F&M Common Stock. Cash (without interest) will be paid to Allegiance shareholders in lieu of the issuance of any fractional shares, in an amount equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the Average Closing Price of F&M Common Stock. See "The Merger - Surrender of Stock Certificates."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         LeClair Ryan, counsel for F&M, has delivered an opinion that, among other things, (i) no gain or loss will be recognized by Allegiance shareholders to the extent they receive shares of F&M Common Stock solely in exchange for their Allegiance Common Stock (ii) the aggregate tax basis of F&M Common Stock received by an Allegiance shareholder will equal the aggregate tax basis of the Allegiance Common Stock surrendered in exchange therefor (reduced by any amount allocable to fractional share interests for which cash is received), and (iii) the holding period of the F&M Common Stock received will generally include the holding period of the Allegiance Common Stock surrendered if the Allegiance Common Stock is held as a capital asset at the Effective Date. For a more complete description of the federal income tax consequences of the Merger, see "The Merger - Certain Federal Income Tax Consequences."

         DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, IT IS RECOMMENDED THAT EACH ALLEGIANCE SHAREHOLDER CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE MERGER WITH RESPECT TO HIS OR HER PARTICULAR TAX SITUATION.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Allegiance's management, as well as certain members of the Allegiance Board of Directors, have interests in the Merger in addition to their interests as shareholders of Allegiance. These include, among other things, provisions in the Merger Agreement relating to indemnification of directors and officers of Allegiance, appointment of an Allegiance director to the Board of Directors of F&M, assumption by F&M of outstanding employee stock options and director warrants to acquire up to 187,980 shares of Allegiance Common Stock held by directors, officers and employees of Allegiance and Allegiance Bank, and eligibility for certain F&M employee benefits. In each case, the Allegiance Board was aware of these potential interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Directors. F&M has agreed to cause Leonard L. Abel, Chairman of the Board of Allegiance, or if he is unavailable, Ronald D. Paul, President of Allegiance, or such other person selected by the Board of Directors of Allegiance and reasonably acceptable to F&M, to be appointed to the Board of Directors of F&M at the Effective Date or as soon thereafter as practicable.

         Stock Options and Warrants. Certain officers and employees of Allegiance hold stock options under Allegiance's two employee stock option plans to acquire aggregate of 68,980 shares of Allegiance Common Stock as of June 30, 1996 at exercise prices ranging from $3.33 to $9.50 per share. In addition, the directors of Allegiance and Allegiance Bank hold warrants to purchase an aggregate of 119,000 shares of Allegiance Common Stock at exercise prices ranging from $5.00 to $6.50 per share. Such options and warrants, to the extent not exercised prior to the Effective Date, will become, by virtue of the Merger, the right to receive, upon payment of the adjusted exercise price specified in the option or warrant, that number of shares of F&M Common Stock the holder would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares.

         See "The Merger - Interests of Certain Persons in the Merger" and "The Merger - Terms of the Merger."

REGULATORY APPROVALS

         The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), the Virginia State Corporation Commission (the "Virginia SCC") and the Maryland State Bank Commissioner (the "Maryland Commissioner"). Applications were filed this June by F&M with the Federal Reserve, the Virginia SCC and the Maryland Commissioner. Each application has been accepted for processing. There can be no assurance that the approval of the Federal Reserve, the Virginia SCC or the Maryland Commissioner will be obtained or as to the timing or conditions of such approvals. See "The Merger - Regulatory Approvals."

CONDITIONS TO CONSUMMATION OF THE MERGER; TERMINATION

         Consummation of the Merger is contingent upon the following unwaivable conditions: (i) receipt of the approval of the shareholders of Allegiance solicited hereby; (ii) receipt of an opinion of counsel as to the tax-free nature of the Merger (except for cash received in lieu of fractional shares); and (iii) approval of the Federal Reserve, the Virginia SCC, and the Maryland Commissioner. The receipt by F&M of an opinion from Yount, Hyde & Barbour, P.C., that the Merger may be accounted for under the pooling of interests accounting method is a condition to consummation of the Merger that may be waived by F&M. The Merger is also subject to satisfaction or waiver of other conditions. See "The Merger - Representations and Warranties; Conditions to the Merger" and "The Merger - Regulatory Approvals."

         The Merger Agreement may be terminated and the Merger abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of F&M and Allegiance, (ii) by either F&M or Allegiance if the Effective Date has not occurred by January 15, 1997, except that the party whose failure to perform any obligation under the Merger Agreement resulted in the delay may not terminate as a result of the delay, or (iii) by either Allegiance or F&M if the satisfaction in any material respect of one or more conditions to that party's obligation to consummate the Merger becomes impossible of satisfaction. See "The Merger - Waivers, Amendment and Termination."

OPTION AGREEMENT

         As a condition of F&M's entering into the Merger Agreement and to increase the probability that the Merger will be consummated, Allegiance and F&M entered into an Option Agreement, dated as of April 22, 1996 (the "Option Agreement"). The Option Agreement provides for the acquisition by F&M of up to 343,785 shares of Allegiance Common Stock (approximately 19.9% of the Allegiance Common Stock outstanding as of the date of the Merger Agreement), subject to adjustment, at an exercise price of $11.50 per share (the "F&M Option"). The last trade price of Allegiance Common Stock on the Nasdaq National Market on April 19, 1996, the trading day immediately prior to the announcement of the Merger, was $11.25 per share. The Option Agreement is attached to this Proxy Statement/Prospectus as Appendix II.

         Exercise of the F&M Option is permitted only upon the occurrence of the events and subject to the limitations specified in the Option Agreement. See "The Merger - The Option Agreement."

EFFECT OF THE MERGER ON THE RIGHTS OF ALLEGIANCE SHAREHOLDERS

         Upon consummation of the Merger, Allegiance shareholders will become shareholders of F&M, and their rights as such will be governed by the Virginia Stock Corporation Act (the "Virginia SCA") and by the Articles of Incorporation and Bylaws of F&M. The rights of the shareholders of Allegiance are different in certain material respects from the rights of the shareholders of F&M. See "Comparative Rights of Shareholders."

ACCOUNTING TREATMENT

         It is intended that the Merger will be accounted for as a pooling of interests . It is a condition to F&M's obligation to consummate the Merger that it receive an opinion from its outside auditors that the Merger will be accounted for as a pooling of interests. See "The Merger - Accounting Treatment."

ABSENCE OF APPRAISAL RIGHTS

         Shareholders of Allegiance WILL NOT be entitled to dissent from the Merger and obtain the judicially determined fair value of their shares of Allegiance Common Stock in connection with the Merger. See "The Merger - Absence of Appraisal Rights."

RESALES OF F&M COMMON STOCK

         Shares of F&M Common Stock received in the Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and major shareholders) of Allegiance under applicable federal securities laws. See "The Merger - Resales of F&M Common Stock."

MARKET PRICES

         The following table sets forth the price per share of F&M Common Stock and Allegiance Common Stock based on the last reported sales prices per share of F&M Common Stock on the NYSE Composite Transactions List and of Allegiance Common Stock on the Nasdaq National Market on April 19, 1996, the last business day prior to public announcement of the execution of the Merger Agreement, and on August 7, 1996. See "Market Prices and Dividends."

         BECAUSE THE MARKET PRICE OF F&M COMMON STOCK, AND THEREFORE THE AVERAGE CLOSING PRICE, IS SUBJECT TO FLUCTUATION AND WILL LIKELY CHANGE PRIOR TO THE TIME THE EXCHANGE RATIO IS FIXED, THE NUMBER OF SHARES OF F&M COMMON STOCK THAT ALLEGIANCE SHAREHOLDERS WILL RECEIVE PURSUANT TO THE MERGER, AND THE PER SHARE VALUE THEREOF, MAY INCREASE OR DECREASE PRIOR TO THE EFFECTIVE DATE, BUT THE AGGREGATE VALUE OF F&M COMMON STOCK RECEIVED BY ALLEGIANCE SHAREHOLDERS WILL STILL EQUAL $15.00. ALLEGIANCE SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR F&M COMMON STOCK.

                                       F&M                   ALLEGIANCE

April 19, 1996.............          $16.00                        $11.25
August 7, 1996.............          $18.25                        $

         If the Merger had been effective on April 19, 1996, the Exchange Ratio would have been 0.938 shares of F&M Common stock per share of Allegiance Common Stock, using the closing price for F&M Common Stock on the NYSE on April 19, 1996 ($16.00) as the Average Closing Price. If the Merger had been effective on August 7, 1996, the Exchange Ratio would have been .822 shares of F&M Common Stock per share of Allegiance Common Stock, using the closing price of F&M Common Stock on August 7, 1996 ($18.25) as the Average Closing Price.

         THERE CAN BE NO ASSURANCE AS TO THE AVERAGE CLOSING PRICE OR THE EXCHANGE RATIO AT THE EFFECTIVE DATE, OR AS TO THE NUMBER OF SHARES OF F&M COMMON STOCK FOR WHICH EACH SHARE OF ALLEGIANCE COMMON STOCK WILL BE EXCHANGED, OR AS TO THE MARKET OR TRADING VALUE OF SUCH SHARES OF F&M COMMON STOCK AT ANY TIME AFTER THE EFFECTIVE DATE.

F&M'S ACQUISITION PROGRAM

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since the beginning of 1988, F&M has acquired approximately $1.1 billion in assets and approximately $917 million in deposits through eleven bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions. See "Business of F&M's Acquisition Program."

         There can be no assurance that F&M will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of F&M Common Stock.

                       COMPARATIVE PER SHARE INFORMATION

         The table below presents selected comparative unaudited per share information (i) for F&M on a historical basis and on a pro forma combined basis assuming the Merger had been effective during the periods presented and accounted for as a pooling of interests and (ii) for Allegiance on a historical basis and on a pro forma equivalent basis. The information shown below should be read in conjunction with the historical financial statements of F&M and Allegiance and the respective notes thereto that are incorporated herein by reference. Results for F&M and Allegiance for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for their entire fiscal years, nor are pro forma amounts necessarily indicative of results that will be obtained on a combined basis.

         As explained more fully in Note 1 below, because the number of shares of F&M Common Stock issuable pursuant to the Exchange Ratio will not be established until the Effective Date, it is assumed for purposes of this table that _________ shares of F&M Common Stock will be issued for each share of Allegiance Common Stock. BECAUSE THE MARKET PRICE OF F&M COMMON STOCK IS SUBJECT TO FLUCTUATION AND WILL LIKELY CHANGE PRIOR TO THE FIXING OF THE EXCHANGE RATIO, THE PRO FORMA COMBINED AND ALLEGIANCE PRO FORMA EQUIVALENT AMOUNTS ARE SUBJECT TO CHANGE.


                                                       THREE MONTHS ENDED                   YEAR ENDED
                                                            MARCH 31                       DECEMBER 31,
                                                                               --------------------------------------
                                                              1996                1995         1994         1993
                                                              ----                ----         ----         ----
PER COMMON SHARE:
NET INCOME:
   Allegiance-historical...........................      $    0.16             $    0.49    $    0.71   $     0.66
   F&M-historical..................................           0.35                  1.32         1.21         1.14
   Pro forma combined..............................           0.34                  1.27         1.19         1.11
   Allegiance pro forma equivalent (1).............           0.28                  1.04         0.98         0.91

CASH DIVIDENDS DECLARED:
   Allegiance-historical...........................      $      --             $      --    $      --   $       --
   F&M-historical..................................           0.16                  0.61         0.54         0.58
   Pro forma combined..............................           0.16                  0.61         0.54         0.58
   Allegiance pro forma equivalent (1).............           0.13                  0.50         0.44         0.48

                                                            MARCH 31,                       DECEMBER 31,
                                                              1996                              1995
                                                              ----                              ----
BOOK VALUE:
   Allegiance-historical...........................       $    6.95                         $    6.86
   F&M-historical..................................           11.10                             11.03
   Pro forma combined..............................           10.92                             10.85
   Allegiance pro forma equivalent (1).............            8.98                              8.92

(1) Allegiance pro forma equivalent amounts represents F&M's pro forma combined information multiplied by an assumed Exchange Ratio of .822 shares of F&M Common Stock for each share of Allegiance Common Stock, using the closing price of F&M Common stock on the NYSE on August 7, 1996 ($18.25) as the Average Closing Price.

                            SELECTED FINANCIAL DATA

         The following table presents selected historical financial information for F&M and Allegiance. This information is derived from and should be read in conjunction with the historical financial consolidated statements of F&M and Allegiance and the respective notes thereto included in documents incorporated herein by reference. For each of F&M and Allegiance, income statement information for each of the years ended December 31, 1995, 1994 and 1993, and balance sheet information as of December 31, 1995 and 1994, are based on, and should be read in conjunction with, the consolidated audited financial statements of F&M and Allegiance incorporated herein by reference. For F&M, the consolidated audited financial statements are included in F&M's Current Report on Form 8-K dated July 2, 1996 and are restated to give retroactive effect to F&M's merger on March 29, 1996 with FB&T Financial Corporation, which was accounted for under the pooling-of-interests method of accounting. For Allegiance, the consolidated audited financial statements are included in its 1995 Annual Report to shareholders, delivered herewith and incorporated by reference herein. See "Incorporation of Certain Information by Reference." All adjustments necessary to present a fair statement of results of interim periods of F&M and Allegiance (which adjustments were of a normal recurring nature), in the opinion of the respective management's of F&M and Allegiance, have been included. Results for F&M and Allegiance for the three months ended March 31, 1996 and 1995, are not necessarily indicative of the results to be expected for their entire fiscal years.

                            F&M NATIONAL CORPORATION




                                          THREE MONTHS ENDED
                                              MARCH 31,
                                             (UNAUDITED)                                      YEAR ENDED DECEMBER 31,
                                     -----------------------------    ----------------------------------------------------------
                                         1996          1995            1995         1994        1993         1992         1991
                                         ----          ----            ----         ----        ----         ----         ----
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME DATA (1)
  Interest income...............      $    38,751    $   35,593    $   149,040  $   132,043   $   117,032  $   112,602  $  120,996
  Interest expense..............           16,694        14,045         63,179       50,603        46,374       49,440      65,303
  Net interest income...........           22,057        21,548         85,861       81,440        70,658       63,162      55,693
  Provision for loan losses.....              472           362          2,149        2,599         3,205        4,424       7,862
  Noninterest income............            4,915         4,489         18,650       18,299        16,595       13,552      12,856
  Noninterest expense...........           16,241        15,968         64,952       62,932        53,541       47,755      44,434
  Income taxes..................            3,529         3,186         12,402       11,143         9,770        7,246       4,486
                                      -----------    ----------    -----------  -----------   -----------  -----------  ----------
  Net income....................      $     6,730    $    6,521    $    25,008  $    23,065   $    20,737  $    17,289  $   11,765
                                      ===========    ==========    ===========  ===========   ===========  ===========  ==========

PER SHARE DATA (1)
  Net income....................      $      0.35    $     0.34    $      1.32  $      1.21   $      1.14  $      1.02  $     0.70
  Cash dividends................             0.16          0.14           0.61         0.54          0.58         0.41        0.39
  Book value, end of period.....            11.10         10.13          11.03         9.82          9.69         8.92        8.05
  Average shares outstanding....           19,056        19,027         19,014       19,028        18,212       16,910      16,727

PERIOD END BALANCES (1)
  Assets........................      $ 2,111,097    $1,937,019    $ 2,076,889  $ 1,914,165   $ 1,835,493  $ 1,551,302  $1,431,413
  Loans, net of unearned income         1,239,740     1,151,963      1,202,891    1,143,211     1,068,224      869,393     846,943
  Securities....................          600,829       540,627        611,067      562,379       546,343      462,633     375,664
  Deposits......................        1,814,203     1,676,911      1,774,991    1,661,024     1,598,107    1,349,637   1,266,340
  Shareholders' equity..........          211,927       193,210        210,416      184,857       178,776      155,564     130,040

PERFORMANCE RATIOS  (1) (2)
  Return on average assets......             1.30%         1.37%          1.26%         1.21%        1.24%        1.18%        0.87%
  Return on average equity......            12.64         13.59          12.44         12.53        12.47        12.37         9.31

CAPITAL RATIOS (1)
  Leverage......................             9.84%         9.91%         10.08%         9.65%       10.35%       10.56%        9.60%
  Risk-based:
     Tier 1 capital.............            15.96         15.91          16.04         15.73        15.53        17.40        15.14
     Total capital..............            17.21         17.16          17.29         16.98        16.78        18.65        16.39

(1) The amounts previously reported in F&M's report on Form 10-K for the periods presented have been restated to reflect the acquisition on March 29, 1996 of FB&T Financial Corporation accounted for as a pooling of interest.

(2)  Annualized for the three months ended March 31, 1996 and 1995.

                          ALLEGIANCE BANC CORPORATION


                                 THREE MONTHS ENDED
                                     MARCH 31,
                                    (UNAUDITED)                                   YEAR ENDED DECEMBER 31,
                             ---------------------------    --------------------------------------------------------------------
                                 1996          1995          1995           1994          1993          1992           1991
                                 ----          ----          ----           ----          ----          ----           ----
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME DATA
  Interest income............$   2,567      $   2,117     $   9,488     $   7,763     $   7,071     $   7,283     $   7,175
  Interest expense...........    1,078            840         3,977         2,806         2,768         3,384         4,126
  Net interest income........    1,489          1,277         5,511         4,957         4,303         3,899         3,049
  Provision (credit) for
    loan losses..............        0           (100)         (100)           70            90           375         2,001
  Noninterest income.........      234            144           869           241         1,040           912           755
  Noninterest expense........    1,295          1,393         5,214         4,615         4,138         4,058         3,661
  Income taxes provision
    (benefit)................      148             44           438          (693)            0             0             0
                             ---------      ---------     ---------     -----------   ---------     ---------     ---------
  Net income (loss)..........$     280      $      84     $     828     $   1,206     $   1,115     $     378     $  (1,858)
                             =========      =========     =========     =========     =========     =========     ==========

PER SHARE DATA
  Net income (loss)..........$    0.16      $    0.05     $    0.49     $    0.71     $    0.66     $    0.22     $   (1.10)
  Cash dividends.............     0.00           0.00          0.00          0.00          0.00          0.00          0.00
  Book value, end of period..     6.95           6.37          6.86          6.24          6.06          5.07          4.85
  Average shares outstanding.    1,712          1,696         1,696         1,696         1,692         1,692         1,692

PERIOD END BALANCES
  Assets.....................$ 138,090      $ 108,267     $ 131,100     $ 106,326     $ 105,474     $ 103,724     $  94,034
  Loans, net of unearned
    income...................   94,914         67,683        93,313        66,300        52,642        49,972        54,956
  Securities.................   23,464         28,108        23,680        28,009        44,659        40,172        31,946
  Deposits...................  112,718         94,462       107,859        93,108        94,922        94,699        85,192
  Shareholders' equity.......   12,011         10,806        11,630        10,578        10,262         8,581         8,203

PERFORMANCE RATIOS  (1)
  Return on average assets...     0.94%          0.34%         0.71%         1.13%         1.12%         0.39%        (2.27)%
  Return on average equity...     9.38           3.19          7.46         12.21         12.30          4.49        (20.34)

CAPITAL RATIOS
  Leverage...................     8.88%          9.75%         9.60%         9.77%         8.97%         7.52%         7.96%
  Risk-based:
     Tier 1 capital..........    11.32          14.22         11.39         14.39         15.54         13.18         13.11
     Total capital...........    12.57          15.47         12.64         15.64         16.80         14.44         14.64


(1)      Annualized for the three months ended March 31, 1996 and 1995.

                             RECENT FINANCIAL DATA

        F&M. For the three months ended June 30, 1996, net income for F&M was $7.160 million or $0.38 per share, compared to $6.226 million or $0.33 per share for the same period in 1995. For the six months ended June 30, 1996, net income for F&M increased to $13.890 million or $0.73 per share, from $12.747 million or $0.67 per share for the comparable period in 1995. At June 30, 1996, F&M had total assets of $2.114 billion, an increase of 1.78% over the $2.077 billion in total assets at December 31, 1995. Total loans at June 30, 1996 increased to $1.268 billion, up 5.40% from the $1.203 billion total loans at December 31, 1995. Deposits at June 30, 1996, increased to $1.817 billion, up from $1.775 billion at December 31, 1995.

        Allegiance. For the three months ended June 30, 1996, net income for Allegiance was $310 thousand or $0.18 per share, compared to $232 thousand or $0.14 per share for the same period in 1995. For the six months ended June 30, 1996, net income for Allegiance increased to $590 thousand or $0.34 per share, from $316 thousand or $0.19 per share for the comparable period in 1995. At June 30, 1996, Allegiance's total assets increased to $133.202 million, up from $131.100 million at December 31, 1995. Total loans were $98.230 million at June 30, 1996, compared to $92.272 million at December 31, 1995. Deposits at June 30, 1996, increased to $116.795 million, up from $107.859 million at December 31, 1995.

        The following tables set forth certain unaudited financial data at or for the three and six months ended June 30, 1996 and 1995 for F&M and Allegiance. In the opinion of the respective management's of F&M and Allegiance, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of such unaudited periods have been included.

                            F&M National Corporation


                                           Three Months Ended               Six Months Ended
                                                June 30,                        June 30,
                                              (Unaudited)                      (Unaudited)
                                      -----------------------------    ----------------------------
                                           1996           1995            1996            1995
                                           ----           ----            ----            ----
                                             (Dollars in thousands, except per share data)
Income Data
  Interest income...............         $ 39,157        $ 36,952       $ 77,908         $ 72,545
  Interest expense..............           16,562          15,714         33,256           29,759
  Net interest income...........           22,595          21,238         44,652           42,786
  Provision for loan losses.....              556             220          1,028              582
  Noninterest income............            4,505           4,925          9,420            9,414
  Noninterest expense...........           15,568          16,561         31,809           32,529
  Income taxes..................            3,816           3,156          7,345            6,342
                                          -------         -------       --------         --------
  Net income....................          $ 7,160         $ 6,226       $ 13,890         $ 12,747
                                          =======         =======       ========         ========

Per Share Data
  Net income....................          $  0.38         $  0.33        $  0.73         $   0.67
  Cash dividend.................             0.16            0.13           0.32             0.27
  Book value, end of period.....                                           11.15            10.58
  Closing market price..........                                           18.25            16.50
Performance Ratios (Annualized)
  Return on average assets......             1.36%           1.27%          1.33%            1.31%
  Return on average equity......            13.50           12.53          13.07            13.04


                                                     June 30,    December 31,
                                                      1996          1995
                                                  -----------    -----------
                                                    (Unaudited)
                                                      (Dollars in thousands)

Period End Balances
  Assets........................                  $ 2,114,383    $ 2,076,889
  Loans, net of unearned income.                    1,268,461      1,202,890
  Securities....................                      608,902        611,067
  Deposits......................                    1,816,746      1,774,991
  Shareholders' equity..........                      211,828        210,416

                          Allegiance Banc Corporation


                                           Three Months Ended               Six Months Ended
                                                June 30,                        June 30,
                                              (Unaudited)                      (Unaudited)
                                      -----------------------------    -----------------------------
                                           1996           1995            1996             1995
                                           ----           ----            ----             ----
                                             (Dollars in thousands, except per share data)
Income Data
  Interest income...............           $2,612          $2,345          $5,179          $4,462
  Interest expense..............            1,053             978           2,131           1,818
  Net interest income...........            1,559           1,367           3,048           2,644
  Provision for loan losses.....               --              --              --            (100)
  Noninterest income............              342             233             576             377
  Noninterest expense...........            1,463           1,246           2,758           2,639
  Income taxes..................              128             122             276             166
                                           ------          ------          ------          ------
  Net income....................           $  310          $  232          $  590          $  316
                                           ======          ======          ======          ======

Per Share Data
  Net income....................           $ 0.18          $ 0.14          $ 0.34          $ 0.19
  Cash dividend.................               --              --              --              --
  Book value....................                                             6.86            6.24
  Closing market price..........                                           13.875            6.50

Performance Ratios (Annualized)
  Return on average assets......             1.01%           0.90%           0.97 %          0.63 %
  Return on average equity......            10.37            8.49            9.88            5.89


                                                  June 30,       December 31,
                                                   1996             1995
                                                -----------      -----------
                                                  (Unaudited)
                                                    (Dollars in thousands)

Period End Balances
  Assets........................                $   133,202      $   131,100
  Loans, net of unearned income.                     98,230           92,272
  Securities....................                     25,022           23,681
  Deposits......................                    116,795          107,859
  Shareholders' equity..........                     12,360           11,630




                               THE SPECIAL MEETING

DATE, PLACE AND TIME

         The Special Meeting will be held at the Main Office of Allegiance Bank located at 4719 Hampden Lane, Bethesda, Maryland 20814 on Friday, September 27, 1996 at 10:00 a.m.

RECORD DATE

         Only shareholders of record at the close of business on July 31, 1996, (the "Record Date") are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. At the close of business on the Record Date, there were 1,748,813 shares of Allegiance Common Stock outstanding, held by approximately 672 shareholders of record.

VOTE REQUIRED

         Each share of Allegiance Common Stock outstanding on the Record Date entitles the holder to cast one vote upon each matter properly submitted at the Special Meeting. The affirmative vote of the holders of at least a majority of the shares of Allegiance Common Stock outstanding as of the Record Date, in person or by proxy, is required to approve the Merger Agreement.

         As of the Record Date, directors and executive officers of Allegiance and their affiliates, beneficially owned an aggregate of 341,044 shares of Allegiance Common Stock, or 19.5% of the shares of Allegiance Common Stock outstanding on such date (exclusive of shares of Allegiance Common Stock subject to outstanding options and warrants that are currently exercisable). Directors and executive officers of Allegiance have indicated an intention to vote their shares of Allegiance Common Stock in favor of the Merger.

         A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

VOTING AND REVOCATION OF PROXIES.

         Shareholders of Allegiance are requested to complete, date and sign the accompanying form of proxy and return it promptly to Allegiance in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF ALLEGIANCE COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE MERGER AGREEMENT.

         A proxy may be revoked at any time before it is voted by giving written notice of revocation to Allegiance by executing and delivering a substitute proxy to Allegiance or by attending the Special Meeting and voting in person. If a Allegiance shareholder desires to revoke a proxy by written notice, such notice should be mailed for receipt or delivered, on or prior to the meeting date, to Michele Midlo, Corporate Secretary, Allegiance Banc Corporation, 4719 Hampden Lane, Bethesda, Maryland 20814.

SOLICITATION OF PROXIES

         Allegiance will bear the costs of this solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at Allegiance, none of whom will receive additional compensation for performing such services. F&M shall pay all of the expenses of printing and mailing the Proxy Statement/Prospectus.

RECOMMENDATION

         The Board of Directors of Allegiance has unanimously approved the Merger Agreement and believes that the proposed transaction is fair to and in the best interests of Allegiance and its shareholders. The Board of Directors of Allegiance unanimously recommends that Allegiance shareholders VOTE FOR approval of the Merger Agreement.

         In making its recommendation, the Board of Directors of Allegiance has considered, among other things, the opinion of Scott & Stringfellow that F&M's proposal is fair to Allegiance shareholders from a financial point of view. See "The Merger - Opinion of Financial Advisor."

                                   THE MERGER

         The following is a summary description of the material terms of the Merger, and is qualified in its entirety by reference to the Merger Agreement which is attached as Appendix I hereto. All holders of Allegiance Common Stock are urged to read the Merger Agreement in its entirety.

TERMS OF THE MERGER

         Allegiance and F&M have entered into an Agreement and Plan of Reorganization and related Plan of Merger dated as of April 22, 1996 (collectively, the "Merger Agreement") pursuant to which Allegiance will be merged with and into F&M (the "Merger"). In connection with the Merger, each outstanding share of Allegiance Common Stock will automatically and without further action, be exchanged for the number of shares of F&M Common Stock having an aggregate market value of $15.00 per share. As a result of the Merger, F&M will serve as the parent bank holding company for Allegiance Bank, which will continue to carry on its banking business in substantially the same manner as before the Merger.

         At the Effective Date of the Merger, each outstanding share of Allegiance Common Stock will be exchanged for shares of F&M Common Stock having an aggregate market value equal to $15.00, and cash in lieu of any fractional shares. Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the NYSE for each of the ten full trading days ending on the second day prior to the Effective Date (the "Average Closing Price"). The number of shares of F&M Common Stock that will be exchanged for each outstanding share of Allegiance Common Stock will then be established at the closing date by dividing $15.00 by the Average Closing Price (the "Exchange Ratio").

         The Merger Agreement includes an adjustment provision for the Exchange Ratio designed to address the situation in which the market value of F&M Common Stock increases in the unanticipated event of a proposed acquisition of F&M which would thereby reduce the number of shares of F&M Common Stock that would otherwise be issued to Allegiance shareholders. Accordingly, in the event:

(a) F&M shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (b) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Exchange Ratio will thereupon be fixed using the average closing price of F&M Common Stock for each of the ten full trading days immediately preceding the public announcement of a transaction or event described in either (a) or (b). F&M is not aware of any plan or intention of any person or entity to acquire control of F&M.

         There is no minimum number of shares of F&M Common Stock which must be issued in connection with the Merger in exchange for shares of Allegiance Common Stock. Allegiance has no right to terminate the Merger or to obtain an adjustment of the consideration to be received solely as a result of a decrease in the Exchange Ratio below a specified level. Similarly, there is no maximum number of shares of F&M Common Stock which may be issued in connection with the Merger, and F&M has no right to terminate the Merger or obtain an adjustment in the consideration to be paid to Allegiance shareholders solely as a result of an increase in the Exchange Ratio above a specified level. There can be no assurance as to the Average Closing Price, or the actual Exchange Ratio at which shares of Allegiance Common Stock are exchanged as of the Effective Date, or as to the market or trading value of shares of F&M Common Stock following the Effective Date.

         The Merger Agreement also provides for the adjustment of the Exchange Ratio to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to the F&M Common Stock occurring during the period for determination of the Exchange Ratio. At the Effective Date, Allegiance's obligations with respect to outstanding employee options granted under its 1988 and 1994 Employee Stock Option Plans and outstanding warrants held by the directors of Allegiance and Allegiance Bank will be assumed by F&M, and each stock option or director warrant outstanding at the Effective Date will become the right to receive, upon payment by the holder of the adjusted exercise price, that number of shares of F&M Common Stock the option holder would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares. Shares of F&M Common Stock received by holders of Allegiance stock options and warrants will be subject to the same holding periods or other restrictions, if any, to which they would be otherwise subject.

EFFECTIVE DATE

         If the Merger is approved by the requisite vote of the shareholders of Allegiance and by the Federal Reserve, the Virginia SCC and the Maryland Commissioner (see "The Merger Regulatory Approvals") and other conditions to the Merger are satisfied (or waived to the extent permitted by the Merger Agreement or applicable law), the Merger will be consummated and effected at the time indicated in the certificates of merger issued by the Virginia SCC pursuant to the Virginia SCA and filed with the Delaware Secretary of State. The Effective Date will occur as soon as practicable, and in any event, unless the parties otherwise agree, within fifteen days following the date that all conditions specified in the Merger Agreement have been satisfied or waived. See "The Merger
- - Conditions to the Merger."

         It is anticipated that the Effective Date will occur on or about October 1, 1996.

REASONS FOR AND BACKGROUND OF THE MERGER

         The ten years since the organization of Allegiance in 1986 and the commencement of operations by Allegiance Bank in 1987 have represented a time of significant upheaval in the financial services industry, in general, and in the suburban Washington DC market served by Allegiance and Allegiance Bank in particular. This period has been marked by rapid consolidation, rapid changes in technology, increased regulation and intensified competition, both from traditional sources and from non-bank competitors, such as thrift institutions, insurance companies, brokerage firms, mutual funds and other lending institutions.

         In this rapidly changing and increasingly competitive environment, Allegiance's Board of Directors has continuously sought to expand the products and quality of service provided to customers, while controlling expenses, maintaining and improving asset quality and enhancing long term shareholder value. As part of its effort to enhance shareholder value, and as part of its planning process, the Board of Directors of Allegiance has periodically reviewed and examined the ability of Allegiance to continue to grow and successfully compete as an independent institution in a manner that will maximize long term shareholder value, and the various strategic alternatives available to Allegiance. Among the strategic alternatives which the Board periodically considered were the acquisition of smaller institutions, a merger of equals, the affiliation of Allegiance and Allegiance Bank with a larger institution, and a policy of internal growth.

         During the summer and fall of 1995, Allegiance engaged in informal preliminary discussions with a small number of institutions with respect to the acquisition of Allegiance and the acquisition by Allegiance of other institutions, none of which proceeded to more formal discussions. During November 1995, the Board of Directors determined, based upon its consideration of Allegiance's inability to successfully effect an acquisition strategy and the difficulty of continuing on a course of internally generated growth while maintaining a highly competitive posture and adequately rewarding shareholders, the Board of Directors determined that it would be in the best interests of Allegiance and its shareholders to actively pursue an affiliation of Allegiance and Allegiance Bank with a larger financial institution. During the course of its discussions with other institutions and its consideration of various alternatives, the Board of Directors was advised, on an informal basis, by Scott & Stringfellow, an investment banking firm experienced in the valuation of banking institutions. In light of the foregoing, the Board of Directors of Allegiance, at its meeting on November 29, 1995, authorized the establishment of contact, on a confidential and no-name basis, with a limited number of regional bank holding companies operating in the Maryland/Virginia area, to determine whether or not there was any interest in an affiliation with Allegiance.

         In all, a total of seven institutions were contacted during December 1995 and January 1996. Of these institutions, three executed confidentiality agreements with representatives of Allegiance and received certain financial and other information regarding Allegiance and Allegiance Bank, and members of the Board of Directors had one meeting with one additional institution regarding interest in a possible transaction involving Allegiance. During late December 1995 and early January 1996, representatives of Allegiance had a number of discussions and one meeting with representatives of F&M regarding F&M's interest in pursuing a transaction with Allegiance. As a result of these discussions, on January 11, 1996 F&M submitted its proposal for the merger of Allegiance with F&M for stock having a value of $13.75 per share of Allegiance Common Stock, which consideration F&M subsequently orally offered to increase to $14.00 per share. During late January and early February 1996, representatives of

Allegiance had further discussions and a meeting with representatives of F&M to discuss a possible transaction. In early February, F&M requested a temporary hiatus in the discussions pending consummation of its acquisition of FB&T Financial Corporation.

         In late February 1996, Allegiance's legal counsel wrote F&M on behalf of Allegiance, setting forth the factors Allegiance believed required a higher level of consideration than that offered by F&M, including better than projected earnings, the delay requested by F&M, and the comparable pricing ratios on prior acquisitions by F&M. On March 21, 1996, F&M submitted its proposal to merge Allegiance with F&M in exchange for stock having a value of $15.00 per share of Allegiance Common Stock. At its meeting on March 27, 1996, after discussion of the merits of F&M and its offer, including its intention to maintain Allegiance Bank as an independent subsidiary under the direction of its local Board of Directors, and after consideration of the presentation of its financial advisor, the Board of Directors of Allegiance voted to accept F&M's proposal as a basis upon which to negotiate a definitive agreement. During the period between March 27 and April 19, 1996, representatives of Allegiance and its legal and financial advisors were in contact with F&M with respect to the negotiation of the definitive agreement.

         At its meeting on April 19, 1996, following a review and discussion of the Merger Agreement and after consideration of the presentation of the report and opinion of Scott and Stringfellow regarding the fairness of the consideration offered by F&M in connection with the Merger, the Board of Directors of Allegiance unanimously approved the Merger and the Merger Agreement.

      The Allegiance Board of Directors believes that the Merger and the Merger Agreement are in the best interests of Allegiance and its shareholders. In considering the terms and conditions of the Merger Agreement, the Board of Directors considered a number of factors, including the opinion of its independent financial advisor. The Board of Directors did not assign any relative or specific weights to the factors considered. The material factors considered were:

         (i) The Financial Terms of the Merger. The Board of Directors was of the view that, based on historical and anticipated trading ranges for F&M Common Stock, the value of consideration to be received by Allegiance shareholders pursuant to the proposed Merger represented a fair multiple of Allegiance's book value and earnings. The Board of Directors also considered that, pursuant to the proposed Merger, the Merger would likely result in an increase in pro forma book value per share to Allegiance shareholders, and that based on the Board of Directors' belief that F&M would continue to pay dividends at its current rate, the Merger would result in a substantial increase in dividend income to Allegiance shareholders, although there can be no assurance that current dividends are indicative of future dividends. See "Comparative Per Share Information" and "The Merger -- Opinion of Financial Advisor."

         (ii) The Terms, Other Than the Financial Terms, and Structure of the Merger. The Board of Directors considered the benefits to the customers and employees of Allegiance and Allegiance Bank and the communities they serve of allowing Allegiance to continue operating as a separate bank after the Merger, under the direction of its Board of Directors made up of local representatives. As part of these benefits, the Board considered its enhanced ability to serve the communities which it serves in a competitive manner, and to effect continued improvement in services as a result of the greater resources available to Allegiance Bank as a subsidiary of F&M and as a result of cooperation with other F&M subsidiaries. The Board of Directors also considered that the Merger would qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. See "--Certain Federal Income Tax Consequences."

         (iii) Certain Financial and Other Information Concerning F&M and Opinion of Financial Advisor. The Board of Directors considered, among other things, the established record of F&M as a strong community based financial institution in terms of profitability, capital adequacy, and asset quality. The Board of Directors considered that the historical dividends per share, net income per share, and book value per share of F&M Common Stock to be received by Allegiance shareholders, would likely represent an increase in the historical dividends per share, net income per share, and book value per share of Allegiance Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends, income per share or book value per share of F&M, or as to the actual Exchange Ratio at which shares of Allegiance Common Stock are exchanged. The Board of Directors also considered the greater liquidity and the trading history of F&M Common Stock, which is traded on the NYSE and has substantially greater and more consistent daily trading volume than does Allegiance Common Stock, and greater institutional interest and coverage. In connection with its evaluation of the value and prospects of F&M and the adequacy of the consideration offered by F&M, the Board of Directors also considered the report of Scott and Stringfellow and its opinion that the terms of the Merger are fair from a financial point of view to the shareholders of Allegiance.

         THE ALLEGIANCE BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF ALLEGIANCE AND ITS SHAREHOLDERS. THE ALLEGIANCE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE MERGER AND THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR

         The Allegiance Board of Directors retained the investment banking firm of Scott & Stringfellow to evaluate the terms of the Merger Agreement, and Scott & Stringfellow has rendered its opinion to the Board of Directors of Allegiance that the terms of the Merger Agreement are fair from a financial point of view. In developing its opinion, Scott & Stringfellow reviewed and analyzed: (1) the Merger Agreement; (2) the Registration Statement; (3) Allegiance's audited financial statements for the three years ended December 31, 1995; (4) Allegiance's unaudited financial statements for the three months ended March 31, 1996 and 1995, and other internal information relating to Allegiance prepared by Allegiance's management; (5) information regarding the trading markets for Allegiance Common Stock and F&M Common Stock and the price ranges within which the respective stocks have traded; (6) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain bank and bank holding company mergers and acquisitions in Virginia and Maryland in recent years; (7) F&M's annual reports to stockholders and its financial statements for the three years ended December 31, 1995; and (8) F&M's unaudited financial statements for the three months ended March 31, 1996 and 1995 and other internal information relating to F&M prepared by F&M's management. Scott & Stringfellow has discussed with members of Allegiance's and F&M's management the background of the Merger, the reasons and basis for the Merger, and the business and future prospects of Allegiance and F&M individually and as combined entity. No instructions or limitations were given or imposed in connection with the scope of or the examination or investigations made by Scott & Stringfellow in arriving at its findings. Finally, Scott & Stringfellow has conducted such other studies, analysis and investigations, particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below. A copy of Scott & Stringfellow's opinion, which sets forth the assumptions made, matters considered and qualifications made on the review undertaken, is attached as Appendix III hereto and should be read in its entirety.

         Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including discounted cash flow analysis, market comparable analysis, comparable acquisition analysis, and dilution analysis.

         Discounted Cash Flow Analysis. Scott & Stringfellow performed a discounted cash flow analysis under various projections to estimate the fair market value of Allegiance Common Stock. Among other things, Scott & Stringfellow considered a range of asset and earnings growth for Allegiance of between 7% and 10% and required equity capital level of 8.00% assets. A range of discount rates from 12% to 14% were applied to the cash flows resulting from the projections during the first five years and the residual values. The residual values were estimated by capitalizing the projected final year earnings by the discount rates, less the projected long-term growth rate of Allegiance's earnings. The discount rates, growth rates and capital levels were chosen based on what Scott & Stringfellow, in its judgment, considered to be appropriate taking into account, among other things, Allegiance's past and current financial performance and condition, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and particularly in the banking industry. The discounted cash flow analysis indicated a reference range of $6.85 to $8.81 per share for Allegiance Common Stock. These values compare to the value of $15.00 per share of consideration for each share of Allegiance Common Stock. Accordingly, the present value of Allegiance Common Stock was calculated at less than the value of the consideration to be received from F&M pursuant to the Merger Agreement.

         Comparable Acquisition Analysis. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in 30 bank and bank holding company mergers and acquisitions in Virginia and Maryland since January 1, 1993, representing all such transactions known to Scott & Stringfellow to have occurred during this period involving bank and bank holding companies in Virginia and Maryland, with the proposed Merger and found the consideration to be received by Allegiance's shareholders from F&M to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon the most recent transactions either closed or announced in Virginia and Maryland since January 1, 1993, other than the Merger, the average price to tangible book value in these transactions was 2.08 times, compared with 2.15 times for the Merger, the average price to earnings ratio was 21.8 times, compared to 25.2 times for the Merger, the average deal price to deposits was 19.9%, compared with 22.9% for the Merger, and the average deal price to assets was 17.6%, compared with 18.7% for the Merger. For purposes of computing the information with respect to the Merger, $15.00 per share of consideration for each share of Allegiance Common Stock was used.

         Analysis of F&M and Virginia/Maryland Bank Group. Scott & Stringfellow analyzed the performance and financial condition of F&M relative to the Virginia/Maryland Bank Group, which includes the following Virginia and Maryland based financial institutions: Central Fidelity Banks, Inc., Crestar Financial Corporation, First Virginia Banks, Inc., George Mason Bankshares, Inc., Jefferson Bankshares, Inc., MainStreet BankGroup Inc., Premier Bankshares Corporation, Signet Banking Corporation, Union Bankshares Corporation, Citizens Bancorp, FCNB Corp., F&M Bancorp, Inc., Mason-Dixon Bancshares, Inc., Mercantile Bankshares Corp., Provident Bankshares Corp., and Sandy Spring Bancorp, Inc. Among the financial information compared was information relating to tangible equity to assets, loans to deposits, net interest margin, nonperforming assets, total assets, non-accrual loans, and efficiency ratio, as well as a comparison of common stock liquidity. Additional information compared for the period ended March 31, 1996, was (i) price to tangible book value ratio which was 1.66x for F&M, compared to an average of 1.72x for the Virginia/Maryland Bank Group, (ii) price to earnings ratio which was 12.6x for F&M, compared to an average of 13.7x for the Virginia/Maryland Bank Group, (iii) return on assets which was 1.30% for F&M, compared to an average of 1.16% for the Virginia/Maryland Bank Group, (iv) return on equity which was 12.48% for F&M, compared to an average of 12.68% for the Virginia/Maryland Bank Group, and (v) a dividend yield of 3.61% for F&M, compared to an average of 3.02% for the Virginia/Maryland Bank Group. Overall, in the opinion of Scott & Stringfellow, F&M's operating performance and financial condition were comparable to the Virginia/Maryland Bank Group average and F&M's market value was reasonable when compared to the Virginia/Maryland Bank Group. Accordingly, in the opinion of Scott & Stringfellow, Allegiance stockholders shall receive F&M Common Stock that is reasonably valued when compared to the Virginia/Maryland Bank Group.

         Dilution Analysis. Based upon publicly available financial information on Allegiance and F&M, Scott & Stringfellow considered the effect of the transaction on the book value, earnings, and market value of Allegiance and F&M. The immediate effect on F&M -- assuming minimal cost savings of 10% of Allegiance's non-interest expense -- was to decrease earnings by $.02 per share or 2.0% and to dilute book value by $.21 or 1.9%. The effect on Allegiance under the same assumptions is to increase earnings $.47 per share or 79.2%, to increase book value by $2.36 per share or 33.9%, to increase dividends by $.55, and to increase the April 19, 1996 market value of Allegiance of $11.25 per share to $15.00. This dilution analysis does not take into account the longer term benefits for the combined companies resulting from the combination. Scott & Stringfellow concluded from this analysis that the transaction would have a significant positive effect on Allegiance and the Allegiance shareholders in that, historical dividends per share, net income per share and book value per share of F&M Common Stock to be received by the Allegiance stockholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share, net income per share, and book value per share of Allegiance Common Stock, although there can be no assurance that pro forma amounts are indicative of future results. See "Comparative Per Share Information."

         The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by Scott & Stringfellow to the Allegiance Board or of the analyses performed by Scott & Stringfellow. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above, Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying the preparation of its opinion. As a whole, these various analyses, contributed to Scott & Stringfellow's opinion that the terms of the Merger Agreement are fair from a financial point of view to Allegiance shareholders.

         Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to corporations, financial institutions and state and local governments. The Financial Institutions Group of Scott & Stringfellow actively works with financial institutions in Maryland, Virginia, North Carolina, the District of Columbia, and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, and secondary distribution of listed and unlisted securities. Scott & Stringfellow was selected by the Allegiance Board based upon its expertise and reputation in providing valuation and merger and acquisition and advisory services to financial institutions.

         In addition to the financial advisory services described above, Scott & Stringfellow has from time to time provided financial advisory and/or brokerage services to Allegiance, for which Scott & Stringfellow has received customary compensation. In the ordinary course of business, Scott & Stringfellow makes a market in Allegiance Common Stock and F&M Common Stock and trades such securities for its own account and for the accounts of its customers.

         In exchange for its services, Scott & Stringfellow will receive from Allegiance on the Effective Date of the Merger a fee of $50,000.

SURRENDER OF STOCK CERTIFICATES

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each Allegiance shareholder a letter of transmittal and instructions for use in order to surrender the certificates representing shares of Allegiance Common Stock in exchange for certificates representing shares of F&M Common Stock.

         ALLEGIANCE SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

         Promptly after surrender of one or more certificates for Allegiance Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of F&M Common Stock to which he or she is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.

         Cash (without interest) will be paid to Allegiance shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the Average Closing Price of F&M Common Stock.

         After the Effective Date, Allegiance shareholders will be entitled to vote the number of shares of F&M Common Stock into which their Allegiance Common Stock has been converted, regardless of whether they have surrendered their Allegiance certificates. The Merger Agreement provides, however, that no dividend or distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date will be paid to the holder of any Allegiance certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid (without interest).

CONDITIONS TO THE MERGER

         The obligations of F&M and Allegiance to consummate the Merger are subject to the following conditions, among, others: approval and adoption of the Merger Agreement by the requisite shareholder vote; receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of F&M or Allegiance, materially adversely affects the economic or business benefits of the Merger so as to render inadvisable or unduly burdensome consummation of the Merger; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Merger; receipt of a fairness opinion from Scott &

Stringfellow; and the receipt of an opinion of counsel as to certain federal income tax consequences of the Merger. Also, under the terms of the Merger Agreement, F&M agreed that, following the Effective Date, it will indemnify those persons associated with Allegiance and its subsidiaries who are entitled to indemnification as of the Effective Date of the Merger.

         In addition, each party's obligation to effect the Merger, unless waived, is subject to performance by the other party of its obligations under the Merger Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.

REGULATORY APPROVALS

         As indicated above, the consummation of the Merger is conditioned on the prior approval of the Merger by the Federal Reserve, the Virginia SCA and the Maryland Commissioner, and any other state or federal regulatory agency having jurisdiction. As of the date hereof, all regulatory applications have been filed and accepted, but no approvals have been obtained. Although neither Allegiance nor F&M know of any reason that any approval should not be granted, there can be no assurance that necessary approvals will be obtained, or that any approval will not be conditioned in a manner which makes consummation of the Merger, in the judgment of the Board of Directors of F&M or Allegiance, inadvisable or unduly burdensome.

BUSINESS PENDING THE MERGER

         Until consummation of the Merger (or termination of the Merger Agreement), Allegiance is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees. Until consummation of the Merger (or termination of the Merger Agreement) Allegiance may not, without the consent of F&M, among other things: (a) declare or pay additional dividends on its capital stock; (b) solicit or encourage inquires or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Allegiance or Allegiance Bank or any business combination with Allegiance, except where the failure to do so would constitute a breach of the fiduciary or legal obligations of the Allegiance Board of Directors to the shareholders of Allegiance; (c) amend its charter or bylaws; (d) issue any capital stock, except upon exercise of rights or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock.

         Pending consummation of the Merger, F&M has agreed that F&M and its subsidiary banks will operate their respective businesses in the ordinary course and use best efforts to preserve their respective properties, business and customer and employee relationships. F&M has further agreed that its will not solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, F&M or any business combination with F&M, which may, as a condition thereof, result in the termination of the Merger Agreement, except where the failure to do so would constitute a breach of the fiduciary or legal obligations of the F&M Board of Directors to the shareholders of F&M.

WAIVER, AMENDMENT AND TERMINATION

         At any time on or prior to the Effective Date, any term or condition of the Merger, except for the general conditions set forth in Section 5.1(a) - (d) of the Merger Agreement, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The Merger Agreement may be amended at any time prior to the Effective Date by agreement of the parties whether before or after the Special Meeting (except that the Exchange Ratio shall not be changed after approval of the Merger Agreement by the Allegiance shareholders). Any material change in a material term of the Merger Agreement would require a resolicitation of Allegiance's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to Allegiance's shareholders.

         The Merger Agreement may be terminated by F&M or Allegiance, whether before or after the approval of the Merger Agreement by the shareholders of
Allegiance: (a) by mutual consent of Allegiance and F&M; (b) unilaterally by Allegiance or F&M, in the event that the Effective Date has not occurred on or before January 15, 1997, except that the party whose failure to perform any obligation under the Merger Agreement is the cause of the delay may not terminate the Merger based upon the delay; or (c) unilaterally by Allegiance or F&M if the satisfaction in any material respect of one or more conditions to the obligation of that party is rendered impossible of satisfaction. In the event of termination, the Merger Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

RESALES OF F&M COMMON STOCK

         All shares of F&M Common Stock received by Allegiance shareholders in connection with the Merger will be freely transferable, except that F&M Common Stock received by persons who are deemed to be "affiliates" of Allegiance for purposes of Rule 145 under the 1933 Act. To the best knowledge of Allegiance and F&M, the only persons who may be deemed to be affiliates of Allegiance subject to these limitations are the directors and executive officers of Allegiance.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and Allegiance are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and Allegiance for the entire fiscal year in which the Merger occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the Merger.

         For the Merger to qualify as a pooling of interests, it must satisfy a number of conditions including that substantially all of the Allegiance Common Stock be exchanged for F&M Common Stock. In the event that any of the conditions to pooling of interests accounting is not satisfied, then the Merger would not qualify for pooling of interests accounting treatment, and a condition to the obligation of F&M to consummate the Merger would not be satisfied. Each of F&M and Allegiance have agreed that they will use their respective best efforts to ensure that the Merger will qualify for pooling of interests accounting treatment. In addition, affiliates of F&M and Allegiance have agreed that they will not sell any F&M Common Stock or Allegiance Common Stock within 30 days prior to the Effective Date, nor sell any F&M Common Stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and Allegiance after the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of management of Allegiance and the Allegiance Board may be deemed to have interests in the Merger in addition to their interests as shareholders of Allegiance generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of Allegiance directors and officers, directors' and officers' liability insurance, the election or appointment of a member of the Allegiance Board to the F&M Board, and certain employee benefits, as described below. In each case, the Allegiance Board was aware of their potential interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Directors. F&M has agreed to cause Leonard L. Abel, Chairman of the Board of Allegiance, or if he is unavailable, Ronald D. Paul, President of Allegiance, or such other person selected by the Board of Directors of Allegiance and reasonably acceptable to F&M, to be appointed to the Board of Directors of F&M at the Effective Date or as soon thereafter as practicable. F&M currently pays each director $500 for attendance at each Board meeting and, in addition, pays each nonemployee director an annual retainer of $6,500.

         Indemnification of Directors and Officers. Following the Effective Date, F&M has agreed to indemnify the directors and officers of Allegiance who are currently entitled to indemnification from Allegiance to the same extent and on the same conditions as they are entitled to indemnification pursuant to Virginia law and Allegiance's Articles of Incorporation or Bylaws with respect to matters occurring on or prior to the Effective Date. In addition, F&M has agreed to use its reasonable best efforts to maintain Allegiance's existing directors' and officers' liability policy, or some other policy providing at least comparable coverage, for a period of three years after the Effective Date.

         Stock Options and Warrants. Certain officers and employees of Allegiance hold stock options under Allegiance's employee stock option plans to acquire an aggregate of 68,980 shares of Allegiance Common Stock as of June 30, 1996 at exercise prices ranging from $3.33 to $9.50 per share. In addition, the directors of Allegiance hold warrants to purchase up to an aggregate of 119,000 shares of Allegiance Common Stock at exercise prices ranging from $5.00 to $6.50 per share. Such options and warrants, to the extent not exercised prior to the Effective Date, will become, by virtue of the Merger, the right to receive, upon payment of the adjusted exercise price specified in the option or warrant, that number of shares of F&M Common Stock the holder would have received pursuant to the Merger if he or she had exercised such option or warrant immediately prior thereto, and cash in lieu of any fractional shares.

         Employees and Benefit Plans. The Merger Agreement provides that the officers and employees of Allegiance Bank will not change as a result of the Merger. As soon as administratively practicable following the Merger, employees of Allegiance will be entitled to participate in the F&M pension, benefit and similar plans on the same terms and conditions as employees of F&M. Employees of Allegiance will receive credit for their years of service to Allegiance for participation and vesting purposes only.

THE OPTION AGREEMENT

         The Option Agreement was entered into as a condition to F&M's entering into the Merger Agreement and is intended to increase the probability that the Merger will be consummated. Exercise of the F&M Option may tend to make the acquisition of a controlling interest in Allegiance more expensive to any prospective acquiror other than F&M, even if such an acquisition would be beneficial to Allegiance's shareholders. The existence of the F&M Option is intended to make it less likely that a prospective acquiror, other than F&M, will seek a business combination with Allegiance. The following is a brief summary of the F&M Option and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix II and incorporated by reference herein.

         The Option Agreement permits the exercise by F&M of the Allegiance Option to acquire up to 343,785 shares of Allegiance Common Stock at a price of $11.50 per share, an amount in excess of the per share market price of Allegiance Common Stock on the last trading day prior to the public announcement of the Merger Agreement), subject to adjustment upon the occurrence of certain events described below. The shares subject to the Allegiance Option represent approximately 19.9% of the outstanding shares of Allegiance Common Stock as of the date of the Merger Agreement.

         F&M may exercise the F&M Option, in whole or in part, at any time or from time to time, upon or after the occurrence of a "Purchase Event." As used in the Option Agreement, a "Purchase Event" means:

                  (a) Allegiance or Allegiance Bank shall have entered into an agreement with a person (other than F&M or its affiliates) to: (i) acquire, merge or consolidate with, or enter into any similar transaction with Allegiance or Allegiance Bank, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of Allegiance or Allegiance Bank, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of Allegiance or Allegiance Bank;

                  (b) any person shall have acquired beneficial ownership of more than 20% of the outstanding shares of Allegiance Common Stock; or

                  (c) a bona fide proposal is made by any person (other than F&M or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure to acquire, merge or consolidate with, or enter into any similar transaction with Allegiance or Allegiance Bank, and following such proposal the shareholders of Allegiance vote not to approve the Merger Agreement.

         Allegiance is required to notify F&M upon the occurrence of a transaction, offer or event giving rise to a Purchase Event. In the event F&M wishes to exercise the Allegiance Option, it must send Allegiance written notice specifying (i) the total number of shares it will purchase and (ii) the place and date not earlier than three business days nor later than 60 business days after the date on which such notice is given for the closing of such purchase. If prior notification to, or approval of, any federal or state regulatory agency is required, F&M will promptly file the required notice or application for approval and the period of time that otherwise would run pursuant to such notice period will run instead from the date on which the last required notification period has expired or has been terminated or such approvals have been obtained and any requisite waiting period has passed.

         The Allegiance Option will expire and terminate, to the extent not previously exercised, upon the earlier of (i) the Effective Date; (ii) the date on which the Merger Agreement is terminated, other than a termination based upon
(a) a material breach by Allegiance of any covenant in the Merger Agreement or
(b) the failure of Allegiance to obtain shareholder approval of the transactions contemplated by the Merger Agreement by the vote required by applicable law, in either case following the occurrence of a Purchase Event or (iii) twelve months after the Merger Agreement is terminated based upon a material breach by Allegiance of certain specified covenants or the failure of Allegiance to obtain shareholder approval of the transactions contemplated by the Merger Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

         In the event that Allegiance's capitalization changes by reason of stock dividend, split-up merger, recapitalization, combination, exchange of shares or the like, the number of shares subject to the Allegiance Option and the purchase price per share thereof will be adjusted so that the economic value of the Allegiance Option remains unaltered.

CERTAIN FEDERAL INCOME TAX MATTERS

         F&M and Allegiance have received an opinion from LeClair Ryan, counsel for F&M, to the effect that for federal income tax purposes:

         1.  The Merger will constitute a reorganization within the meaning of
Section 368 of the Code;

         2. No gain or loss will be recognized by F&M or Allegiance as a result of the Merger;

         3. No gain or loss will be recognized by a Allegiance shareholder to the extent he or she receives F&M Common Stock solely in exchange for his Allegiance Common Stock pursuant to the Merger;

         4. The tax basis of the F&M Common Stock received by each Allegiance shareholder will be the same as the tax basis of the Allegiance Common Stock surrendered in exchange therefor; and

         5. The holding period for each share of F&M Common Stock received by each Allegiance shareholder in exchange for Allegiance Common Stock will include the period for which such shareholder held the Allegiance Common Stock exchanged therefor, provided such Allegiance Common Stock is a capital asset in the hands of such holder at the Effective Date.

         The opinion from LeClair Ryan has been filed as an exhibit to the Registration Statement, and receipt of the tax opinion is a non-waivable condition to consummation of the Merger. The opinion from LeClair Ryan is based on certain customary assumptions and representations regarding, among other things, the lack of previous dealings between F&M and Allegiance, the existing and future ownership of Allegiance and F&M Common Stock and the future business plans of F&M.

         Any cash received by shareholders in lieu of the issuance of fractional shares could result in taxable income to the shareholders. The receipt of such cash generally will be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations.

         The preceding discussion summarizes the material federal income tax consequences of the Merger to Allegiance shareholders. It does not discuss all potentially relevant federal income tax matters or consequences to any foreign or other shareholders subject to special tax treatment, nor does it discuss, and no opinion has been requested regarding, any state or local tax consequences of the Merger. The tax consequences to any particular shareholder may depend on the shareholder's circumstances. Allegiance shareholders are urged to consult their own tax advisors concerning federal, state and local tax consequences of the Merger with respect to their particular tax situation.

ABSENCE OF APPRAISAL RIGHTS

         Under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), shareholders of Allegiance WILL NOT be entitled to dissent from the Merger and obtain the judicially determined fair value of their shares of Allegiance Common Stock because Allegiance Common Stock is traded on the Nasdaq National Market. See "Market Prices and Dividends."

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

         As a Virginia corporation, F&M is subject to the provisions of the Virginia SCA, while Allegiance, as a Delaware corporation, is subject to the DGCL. Shareholders of Allegiance, whose rights are governed by the DGCL and Allegiance's Certificate of Incorporation and Bylaws, will, upon consummation of the Merger, become shareholders of F&M. The rights of the former Allegiance shareholders will then be governed by the Articles of Incorporation and Bylaws of F&M and the Virginia SCA.

         A discussion of certain material differences between the rights of an Allegiance shareholder under the DGCL and Allegiance's Certificate of Incorporation and Bylaws, on the one hand, and the rights of an F&M shareholder under the Virginia SCA and the Articles of Incorporation and Bylaws of F&M, on the other hand, is set forth below in the section "Comparative Rights of Shareholders."

EXPENSES OF THE MERGER

         In general, whether or not the Merger is consummated, Allegiance and F&M will pay their own expenses incident to preparing, entering into and carrying out the Merger Agreement, and preparing and filing the Registration Statement of which this Proxy Statement/Prospectus is a part, except that F&M will pay the expenses of printing and mailing this Proxy Statement/Prospectus, and under circumstances involving willful and material breaches of certain provisions of the Merger Agreement.

         If either party willfully and materially breaches the Merger Agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the Merger Agreement is terminated by Allegiance because it is not approved by the Allegiance shareholders, Allegiance must pay 50% of F&M's costs in this transaction, up to $50,000.

                           MARKET PRICES AND DIVIDENDS

MARKET PRICES

         F&M Common Stock has been listed for trading on the NYSE under the symbol "FMN" since December 28, 1994. Prior thereto, F&M Common Stock was traded on the Nasdaq National Market under the symbol "FMNT". Allegiance Common Stock is traded on the Nasdaq National Market under the symbol "ALLG."

         The following tables set forth: (i) in the case of F&M, the high and low closing sales prices for F&M Common Stock as quoted on the Nasdaq National Market for the periods indicated through December 27, 1994, and subsequent thereto the high and low closing sales prices as reported on the NYSE Composite Transactions List; and (ii) in the case of Allegiance, the high and low closing sales prices for Allegiance Common Stock as quoted on the Nasdaq National Market for the periods indicated.


     F&M

                                                                      CLOSING SALES PRICES
                                                                      --------------------
                                                     1996                      1995                     1994
                                               -----------------         -----------------        -----------------
                                               HIGH         LOW          HIGH         LOW         HIGH        LOW
1st Quarter............................       $19.75        $17.25       $17.125      $15.75      $16.50      $15.75
2nd Quarter............................       $18.50        $16.00        17.375       15.50       16.25       15.50
3rd Quarter (through August 7, 1996)...                                   18.125       15.625      17.375      16.00
4th Quarter............................                                   20.00        17.25       17.25       14.75

         The closing price of F&M Common Stock on the NYSE Composite Transactions List on April 19, 1996, the last full trading day preceding the public announcement of the execution of the Merger Agreement, was $16.00 per share. The closing price of F&M Common Stock on the NYSE Composite Transactions List on August 7, 1996, the latest practicable date prior to the date of the Proxy Statement/Prospectus was $_______ per share.


        ALLEGIANCE

                                                                      CLOSING SALES PRICES
                                                                      --------------------
                                                      1996                     1995                     1994
                                               -------------------       ------------------       -----------------
                                                HIGH          LOW        HIGH         LOW         HIGH         LOW
1st Quarter.............................        $11.50        $ 9.00     $ 8.00       $6.50       $8.50        $6.50
2nd Quarter.............................         14.625        10.25       7.50        6.50        9.00         6.125
3rd Quarter (through August 7, 1996)....                                   7.875       6.50        8.50         6.50
4th Quarter.............................                                  11.00        6.875       9.00         7.00

         As of March 31, 1996, there were 7,730 record holders of F&M Common Stock. As of the Record Date, there were 672 record holders of Allegiance Common Stock.

DIVIDENDS

         The following tables reflect the cash dividends per share paid during each quarter on F&M Common Stock for the periods indicated. Allegiance has not paid any cash dividends to date. The policy of the Board of Directors of Allegiance has been to retain earnings in order to provide funds for the growth and development of Allegiance's business.

         The information in the table below concerning F&M may vary for certain periods from the dividends declared during the quarter in cases where the dividend was paid in the quarter following its declaration. In addition, the amounts shown for F&M have not been restated and adjusted to reflect (i) the acquisitions on March 29, 1996 of FB&T Financial Corporation, on April 6, 1995 of Bank of the Potomac and on July 1, 1994 of both PNB Financial Corporation and Hallmark Bank and Trust Company, and (ii) a 2.5% stock dividend effective September 1, 1994. See "Selected Financial Data" for such restated dividend information for F&M.


         F&M
                                1996        1995         1994
                                ----        ----         ----

1st Quarter..................   $0.16       $0.15       $0.145
2nd Quarter..................    0.16        0.15        0.145
3rd Quarter..................    0.16        0.15        0.145
4th Quarter..................                0.16        0.150

- ------------------



         F&M or F&M Bank-Winchester has paid regular cash dividends for more than 50 consecutive years.

         F&M is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. F&M's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M. For example, a Virginia chartered bank, of which there are nine within the F&M system, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia SCC may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Under current federal law, insured depository institutions, such as the Subsidiary Banks, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on the Subsidiary Banks current financial condition, F&M does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

         As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's bank subsidiaries. The final determination of the timing, amount and payment of dividends on F&M Common Stock is at the discretion of F&M's Board of Directors and will depend upon the earnings of F&M and its subsidiaries, principally its subsidiary banks, the financial condition of F&M and other factors, including general economic conditions and applicable governmental regulations and policies.

                           ALLEGIANCE BANC CORPORATION

GENERAL

         Financial and other information relating to Allegiance is set forth in the Allegiance's Annual Report to Shareholders for the year ended December 31, 1995, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, copies of which are included herewith as Appendices IV and V. Additional financial and other information relating to Allegiance, including information relating to Allegiance's officers and directors, is included in Allegiance's Annual Report on Form 10-K and Allegiance's Proxy Statement relating to its Annual Meeting of Shareholders held on May 22, 1996. See "Available Information" and "Incorporation of Certain Information by Reference."

HISTORY AND BUSINESS

         Allegiance was organized in 1986, under the name "Montgomery Bancorp, Inc." to serve as the holding company for Allegiance Bank, which commenced operations in 1987. In 1990, Allegiance formed a second national bank subsidiary to service the Prince George's County market, which was subsequently merged into Allegiance Bank in 1992. As of March 31, 1996, Allegiance had total consolidated assets of $138.1 million, total deposits of $112.7 million, and total consolidated shareholder's equity of $12.0 million.

         Allegiance Bank is a locally oriented community bank which seeks to serve the needs of small and medium size businesses, professionals and consumers in the southern Montgomery County and northern Prince George's County portions of the Washington, DC suburban area, which areas constitutes Allegiance Bank's primary service area. Allegiance Bank, Allegiance's sole subsidiary, currently operates seven banking offices in Montgomery and Prince George's counties. Allegiance Bank offers a full line of commercial banking services to businesses and professionals in its service area, as well as comprehensive deposit and lending services for consumers. Allegiance Bank is a member of the Federal Reserve System, and its deposits are insured to the fullest extent provided by law by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

         Allegiance Bank offers a complete line of commercial banking services to its business and professional clients, as well as comprehensive banking services to individuals residing or employed in the its service area. While it attracts some lending and deposit business from outside its primary service area, Allegiance Bank has concentrated on servicing its primary markets. Business lending constitutes the bulk of Allegiance
Bank's lending business, with most loans having variable rates and/or maturities of three to five years. In making business loans, the cash flow of the borrower is the principal consideration in terms of the repayment sources, with collateral constituting a secondary consideration. Commercial and business loans are made for a variety of purposes, including working capital, equipment financing, real estate acquisition, lines of credit, and government contract financing. Asset based lending, and accounts and inventory financing are available on a selective basis. Real estate collateralized loans for both commercial and residential purposes are generally structured with variable rates and three to five year maturities. Residential first mortgages with a fifteen year maturity are available, but are not typical of Allegiance Bank's lending activity. Allegiance Bank also offers consumer installment loans, personal lines of credit and equity lines of credit.

COMPETITION

         In attracting deposits and making loans, Allegiance Bank encounters competition from other institutions, including larger commercial banking organizations, savings banks, credit unions, other financial institutions and non-bank financial service companies serving the Bank's service area. Competitors include major financial companies whose substantially greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. In light of the deregulation of the financial service industry and the absence of interest rate controls on deposits, Allegiance Bank anticipates that it will face continuing competition from all of these institutions in the future. Additionally, as a result of recently enacted state and federal legislation regarding reduced restrictions on interstate banking, Allegiance Bank may face additional competition from institutions outside Maryland which may take advantage of such legislation to acquire or establish banks or branches in Maryland. The interstate banking legislation will allow commercial banks to branch at a national level through acquisition of existing commercial banks or bank branches, and/or the opening of new branches. Additional changes in the financial services industry, including rapid technology changes and proposed statutory changes regarding the Glass-Steagall Act, which generally prohibits certain affiliations between banking and securities businesses, may act as a catalyst for further basic structural change within the financial services industry and may result in additional competition.

                                 BUSINESS OF F&M

HISTORY AND BUSINESS

         F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired fifteen banks, which expanded its market area and increased market share in Virginia and West Virginia. F&M has twelve subsidiary banks (the "Subsidiary Banks") that operate 89 banking offices offering a full range of banking services, principally to individuals and small and middle-market businesses in the Shenandoah Valley, central and northern Virginia, Southside Virginia, and the eastern panhandle of West Virginia.

         The Subsidiary Banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the Subsidiary Banks. In addition, F&M Bank-Winchester, F&M Bank-Blakeley and F&M Bank-Keyser operate trust departments offering a range of fiduciary services. F&M also operates Big Apple Mortgage which engages in residential mortgage origination and servicing in the Shenandoah Valley and the eastern panhandle of West Virginia.

         F&M has maintained its community orientation by allowing the Subsidiary Banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its Subsidiary Banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each Subsidiary Bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each Subsidiary Bank to monitor operations and to serve as a liaison to F&M.

         F&M currently operates in six market regions: the Shenandoah Valley and Loudoun County; the eastern panhandle of West Virginia; Charlottesville/Albemarle County and surrounding areas; Greenville County in southside Virginia; suburban Richmond, primarily Henrico and Chesterfield Counties; the northern Virginia area that includes the eastern portions of Fairfax and Prince William Counties, Loudoun County and the Warrenton and surrounding Fauquier County area. F&M operates thirty-nine banking offices in the Shenandoah Valley from Winchester to Harrisonburg and in Loudoun County with deposits of $857.5 million at March 31, 1996, nine banking offices in the eastern panhandle of West Virginia with deposits of $245.7 million at March 31, 1996, seven banking offices in the Charlottesville/Albemarle County and surrounding area with deposits of $64.8 million at March 31, 1996, three banking offices in Emporia, Virginia and surrounding Greenville County with deposits of $57.8 million at March 31, 1996, nine banking offices in suburban Richmond with deposits of $143.6 million at March 31, 1996, eighteen banking offices in the Fairfax and Prince William County area of northern Virginia area with deposits of $360.1 million at March 31, 1996 and four offices in the Warrenton and surrounding Fauquier County area with deposits of $87.4 million at March 31, 1996. F&M's principal banking market is Winchester and the surrounding five Virginia counties where its lead bank, F&M Bank-Winchester, is the dominant financial institution in terms of deposit market share.

         At March 31, 1996, F&M had total consolidated assets of approximately $2.1 billion, total consolidated deposits through its banking subsidiaries of approximately $1.8 billion and consolidated shareholders' equity of approximately $211.9 million. F&M's total consolidated net income for the three months ended March 31, 1996, was approximately $6.7 million, or $0.35 per share.

F&M'S ACQUISITION PROGRAM

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since the beginning of 1988, F&M has acquired approximately $1.1 billion in assets and approximately $917 million in deposits through eleven bank acquisitions. Most recently, F&M completed on March 29, 1996 the acquisition of FB&T
Financial Corporation, the parent bank holding company of Fairfax Bank & Trust Company which operates eleven banking offices in the Fairfax and Prince William County area of Northern Virginia.

         Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions. THERE CAN BE NO ASSURANCE THAT F&M WILL BE ABLE TO SUCCESSFULLY EFFECT ANY ADDITIONAL ACQUISITION ACTIVITY, OR THAT ANY SUCH ACQUISITION ACTIVITY WILL HAVE A POSITIVE EFFECT ON THE VALUE OF SHARES OF F&M COMMON STOCK.

         For additional information about F&M's business, see "Available Information" and "Incorporation of Certain Information by Reference."

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

GENERAL

         As a Virginia corporation, F&M is subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Allegiance is a Delaware corporation and is therefore subject to the General Corporation
Law of Delaware (the "DGCL"). Shareholders of Allegiance, whose rights are governed by Allegiance's Certificate of Incorporation and Bylaws and by the DGCL will become shareholders of F&M upon consummation of the Merger. The rights of such shareholders as shareholders of F&M will then be governed by the Articles of Incorporation and Bylaws of F&M and by the Virginia SCA.

         The following is a summary of certain material differences in the rights of shareholders of Allegiance and F&M. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES OR CERTIFICATE OF INCORPORATION AND BYLAWS OF EACH CORPORATION AND TO THE VIRGINIA SCA AND THE DGCL.

AUTHORIZED CAPITAL

         F&M. F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, of which 19,095,349 shares were issued and outstanding as of March 31, 1996, and (ii) 5,000,000 shares of serial
Preferred Stock, without par value, of which no shares were issued and outstanding as of March 31, 1996. F&M's Articles of Incorporation authorize the F&M Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of F&M Common Stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital
Stock" for additional information.

         Allegiance. Allegiance is authorized to issue 10,000,000 shares of Allegiance Common Stock, par value $1.00 per share, of which 1,748,813 shares were issued and outstanding as of June 30, 1996. Allegiance does not have an authorized class of preferred stock.

DIVIDEND RIGHTS

         F&M. The holders of F&M Common Stock are entitled to share ratably in dividends when and as declared by the F&M Board of Directors out of funds legally available therefor. One of the principal sources of income to F&M is dividends from its subsidiary banks. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends." F&M's Articles of Incorporation permit the F&M Board to issue preferred stock with terms set by the F&M Board, which terms may include the right to receive dividends ahead of the holders of F&M Common Stock. No shares of preferred stock are presently outstanding.

         Allegiance. The holders of Allegiance Common Stock also are entitled to share ratably in dividends when and as declared by the Allegiance Board of Directors out of funds legally available therefor. The principal source of income to Allegiance is dividends from Allegiance Bank. As a result of regulatory restrictions, Allegiance Bank, and therefore Allegiance, have not paid any cash dividends to date.

VOTING RIGHTS

         The holders of both F&M and Allegiance Common Stock have one vote for each share held on any matter presented for consideration by the shareholders. Neither the holders of F&M nor Allegiance Common Stock are entitled to cumulative voting in the election of directors.

DIRECTORS AND CLASSES OF DIRECTORS

         F&M. All of F&M's directors are elected each year. F&M's Articles of Incorporation do not include a provision relating to the removal of directors. Accordingly, the removal of F&M directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if, in the case of F&M, the number of votes cast to remove him constitutes a majority of the outstanding shares of F&M Common Stock.

         Allegiance. Similar to F&M, all of Allegiance's directors are elected each year. Allegiance's Certificate of Incorporation does not contain any provision regarding the removal of directors, which is therefore governed by the DGCL. The DGCL provides that any director, or the entire board of directors, may be removed at any time, with or without cause, by a majority of the shares entitled to vote in the election of directors.

ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Virginia SCA and the DGCL, and of the Articles of Incorporation and Bylaws of F&M, may discourage an attempt to acquire control of F&M or Allegiance, respectively, that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M Board or Allegiance Board, respectively, did not approve.

         Authorized Preferred Stock. The Articles of Incorporation of F&M authorize the issuance of preferred stock. The F&M Board may, subject to applicable law and the rules of the NYSE, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of F&M by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The Virginia SCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The Articles of Incorporation of F&M provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         The Certificate of Incorporation of Allegiance and, except with respect to the approval of certain business combinations with "interested stockholders," the DGCL, do not contain any provisions requiring a supermajority vote to approve Fundamental Actions. Approval of Fundamental Actions generally requires the vote of only a majority of the shares entitled to vote.

         The provisions of the Articles of Incorporation of F&M and the Virginia SCA could tend to make the acquisition of F&M more difficult to accomplish without the cooperation or favorable recommendation of the F&M.

         Shareholder Meetings. Shareholders of F&M may not request that a special meeting of shareholders be called, while shareholders owning 10% or more of the issued and outstanding shares of Allegiance may call a special meeting of shareholders.

         State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute. Delaware has one statute in effect, Section 203 of the DGCL, which relates to certain business combinations with interested stockholders (i.e., a person that acquires 15% or more of a corporation's voting stock), which may have an anti-takeover effect.

         Virginia Anti-Takeover Statutes:

         Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but F&M has not done so.

         Delaware Anti-takeover Statutes:

         Section 203 of the DGCL generally restricts certain transactions between a Delaware corporation and a person, who owns, together with such person's affiliates and associates, 15% or more of a corporation's outstanding voting stock (an "interested stockholder"). For a period of three years following the date on which a person becomes an interested stockholder, Section 203 prohibits the following types of transactions between the corporation and the interested stockholder unless certain conditions described below are met:
(i) mergers or consolidations; (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (iii) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of any class or series of stock; (iv) receipt by the interested stockholder of the benefit of loans, advances, pledges, or other financial benefits from the corporation, other than proportionately as a stockholder; and (v) any other transaction which has the effect of increasing the proportionate share of any class or series of stock of the corporation owned by the interested stockholder. The three year prohibition does not apply under certain circumstances, including where the proposed transaction with the interested stockholder or the transaction by which the interested stockholder became an interested stockholder is approved by the board of directors prior to the date such stockholder became an interested stockholder. The Board of Directors of Allegiance has approved the Merger, and therefore the prohibition of Section 203 is not applicable to the Merger.

DIRECTOR AND OFFICER EXCULPATION

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         The DGCL permits the certificate of incorporation of a Delaware corporation to include a provision limiting or eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a director's fiduciary duty, except that such provision may not limit or eliminate a director's liability for monetary damages: (i) for any breach of a director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions; or (iv) for any transaction from which the director obtained an improper personal benefit.

         F&M. The Articles of Incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M shall not be liable to F&M or its shareholders for monetary damages in excess of one dollar ($1.00).

         Allegiance. The Certificate of Incorporation of Allegiance provides that a director shall not be liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty to the fullest extent permitted by the DGCL.

INDEMNIFICATION

         F&M. The Articles of Incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

         Allegiance. The Certificate of Incorporation of Allegiance provides that Allegiance shall have the power to the full extent permitted by the DGCL to indemnify any person that it may indemnify thereunder. The Bylaws of Allegiance provide that Allegiance shall indemnify, to the fullest extent provided by law, any person who is or was a party or threatened to be made a party to any action suit or proceeding by reason of the fact that such person was a director, advisory director, officer, employee, agent or fiduciary of Allegiance or was serving as such for another entity at the request of Allegiance.

                        DESCRIPTION OF F&M CAPITAL STOCK

         F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On March 31, 1996, F&M had issued and outstanding 19,095,349 shares of F&M Common Stock held by 7,730 shareholders of record. All outstanding shares of F&M Common Stock are fully paid and nonassessable. On March 31, 1996, F&M had 143,350 shares of F&M Common Stock reserved for issuance pursuant to outstanding stock options granted to its employees. No shares of Preferred Stock have been issued.

COMMON STOCK

         Holders of shares of F&M Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition of F&M and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) F&M would not be able to pay its debts as they become due in the usual course of business; or (b) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M Common Stock are subject to the rights of any Preferred Stock that may be issued and outstanding.

         Holders of F&M Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M Common Stock have no conversion or redemption rights. The shares of F&M Common Stock presently outstanding are, and those shares of F&M Common Stock to be issued in connection with the Merger will be when issued, fully paid and nonassessable. Since December 28, 1994, F&M Common Stock has been listed for trading on the NYSE. Prior to its listing on the NYSE, F&M Common Stock was traded on the Nasdaq National Market.

         F&M maintains an Employee Stock Purchase Plan (the "ESP Plan") providing that all F&M employees who have served F&M full time for over twelve months may purchase shares of F&M Common Stock through payroll deduction. An eligible employee who wishes to participate elects to contribute from 2% to 15% of his or her actual adjusted base pay (actual base pay plus overtime and shift premiums) by payroll deduction. In November, a participant may elect to bring his or her total actual contribution up to 15% of his or her annual base pay. Shares are sold by F&M to the ESP Plan fund on behalf of those participating employees at 85% of the lesser of market value on January 1 or December 31 of the year. The maximum number of shares is limited for any calendar year to 50,000 plus shares available to be offered but not purchased in prior years. A total of 67,570 shares of F&M Common Stock have been issued under the ESP Plan since its inception in 1993, and a maximum of 138,293 shares are available for issuance in 1996. The administrator may decide to offer fewer than the maximum available number.

PREFERRED STOCK

         The Board of Directors of F&M is empowered to authorize the issuance, in one or more series, of shares of Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Board of Directors is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of Preferred Stock.

         The Board of Directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M Common Stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.

         The creation and issuance of any series of Preferred Stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

                                     EXPERTS

         The consolidated financial statements of F&M incorporated in this Proxy Statement/Prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting. Such financial statements have been restated in F&M's Current Report on Form 8-K dated July 2, 1996.

         The consolidated financial statements of F&M that are incorporated herein by reference from F&M's Current Report on Form 8-K dated July 2, 1996, which restates the consolidated financial statements that are incorporated by reference from F&M's Annual Report on Form 10-K for the year ended December 31, 1995, to reflect the acquisition of FB&T Financial Corporation by F&M on March 29, 1996, have been incorporated by reference herein in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Allegiance contained in the Allegiance Annual Report included in this Proxy Statement/Prospectus as Appendix IV and incorporated by reference herein have been so included and incorporated in reliance upon the report of Stegman & Company, independent certified public accountants, and upon authority of such firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

         The validity of the shares of F&M Common Stock offered hereby is being passed upon for F&M by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan will deliver an opinion to F&M and Allegiance concerning certain federal income tax consequences of the Merger. See "The Merger - Certain Federal Income Tax Consequences."

         Certain matters relating to the Merger will be passed upon for Allegiance by Kennedy & Baris, L.L.P., Bethesda, Maryland.

                                  OTHER MATTERS

         The Board of Directors does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting of Shareholders, nor does it know of any matter to be brought before the Special Meeting by others. If, however, any other matters properly come before the Special Meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the Allegiance Board of Directors.

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The laws of the Commonwealth of Virginia pursuant to which the Company is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

         The Company has purchased officers' and directors' liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibit Index

Exhibit No.                Description of Exhibit

         1                 Not Applicable

         2.1 Agreement and Plan of Reorganization, dated April 22, 1996, between F&M National Corporation ("F&M") and Allegiance Banc Corporation ("Allegiance") and a related Plan of Merger, filed as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement.

         2.2 Stock Option Agreement, dated April 22, 1996, between F&M and Allegiance, filed as Appendix II to the Proxy Statement/Prospectus included in this Registration Statement.

         3.1 Articles of Incorporation of F&M. Incorporated herein by reference to Exhibit 3.1 to F&M's Registration Statement on Form S-4 (Registration No. 33-45717).

         3.2 Bylaws of F&M. Incorporated herein by reference to F&M's Registration Statement on Form S-4 (Registration No. 33-45717).

         5 Opinion of LeClair Ryan, A Professional Corporation, regarding the legality of the securities being registered and consent.

         8.1 Form of tax opinion of LeClair Ryan, A Professional Corporation, regarding the tax-free nature of the merger between F&M and FB&T.

Exhibit No.                Description of Exhibit

         21 Subsidiaries of F&M: F&M Bank-Winchester; F&M Bank-Central Virginia; F&M Bank-Emporia; F&M Bank-Fairfax; F&M Bank-Hallmark; F&M Bank-Massanutten; F&M Bank-Peoples; F&M Bank-Potomac; F&M Bank-Richmond; F&M Bank-Blakely; F&M Bank-Keyser; F&M Bank-Martinsburg; Big Apple Mortgage Company; Apple Title Company; Winchester Credit Corporation; Credit Bureau of Winchester, Inc.

         23.1 Consent of Yount, Hyde & Barbour, P.C., as accountants for F&M.

         23.2              Consent of Stegman & Company, as accountants for
                           Allegiance.

         23.3              Consent of  LeClair Ryan, (included  as part of
                           Exhibit 5).

         23.4 Consent of Scott & Stringellow, Inc. relating to inclusion of its opinion given to Allegiance in the Proxy Statement/Prospectus included in this Registration Statement.

         99.1              Form of proxy of Allegiance Banc Corporation.

         (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

ITEM 22.  UNDERTAKINGS

         (a)      Item 512 of Regulation S-K.

         RULE 415 OFFERINGS. The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         REGISTRATION ON FORM S-4. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         REQUEST FOR ACCELERATION OF EFFECTIVE DATE OR FILING REGISTRATION STATEMENT ON FORM S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)      Item 22(b) of Form S-4

                  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c)      Item 22(c) of Form S-4

                  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Winchester, Commonwealth of Virginia on August 7, 1996.

                                        F&M NATIONAL CORPORATION


                                        By:      /s/  Jack R. Huyett
                                                 Jack R. Huyett, President and
                                                 Chief Administrative Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         Each person whose signature appears below constitutes and appoints Jack
R. Huyett and Alfred B. Whitt, and each of them singly, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all registration statements or applications to the Securities and Exchange Commission, the regulatory authorities of any state in the United States or any other regulatory authorities as may be necessary to permit shares of Common Stock of the Company to be offered in the United States in connection with the proposed merger of Allegiance Banc Corporation with and into the Company, including without limitation any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission or any other such regulatory authority, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable F&M National Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission as well as all other laws, rules and regulations relating to the offer and sale of securities.


         SIGNATURE                      CAPACITY                      DATE

/s/  W. M. Feltner          Chairman of the Board and Chief       August 7, 1996
W. M. Feltner               Executive Officer and Director
                            (Principal Executive Officer)


/s/  Jack R. Huyett         President and Chief Administrative    August 7, 1996
Jack R. Huyett              Officer and Director



/s/  Alfred B. Whitt        Senior Vice President and             August 7, 1996
Alfred B. Whitt             Secretary (Principal Financial and
                            Accounting Officer)

/s/  Frank Armstrong*       Director                              August 7, 1996
Frank Armstrong



/s/  James L. Bowman*       Director                              August 7, 1996
James L. Bowman



/s/  William H. Clement*    Director                              August 7, 1996
William H. Clement



/s/  Charles E. Curtis*     Director                              August 7, 1996
Charles E. Curtis



/s/  William R. Harris*     Director                              August 7, 1996
William R. Harris



/s/  L. David Horner, III*  Director                              August 7, 1996
L. David Horner, III



/s/  William A. Julias*     Director                              August 7, 1996
William A. Julias



/s/  George L. Romine*      Director                              August 7, 1996
George L. Romine



/s/  John S. Scully, III*   Director                              August 7, 1996
John S. Scully, III

/s/  J. D. Shockey, Jr.*    Director                              August 7, 1996
J. D. Shockey, Jr.



/s/  Ronald W. Tydings*     Director                              August 7, 1996
Ronald W. Tydings



/s/  Fred G. Wayland, Jr.*  Director                              August 7, 1996
Fred G. Wayland, Jr.



/s/  C. Ridgely White*      Director                              August 7, 1996
C. Ridgely White


/s/ Alfred B. Whitt
Alfred B. Whitt
as Attorney in Fact